05011698

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: RioCan Real Estate Investment

*CURRENT ADDRESS: The Exchange Tower
Suite 700, P.O. Box 378
130 King Street West

**FORMER NAME: Toronto, Ontario M5X 1E2

**NEW ADDRESS: Canada

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

FILE NO. 82- 34916

FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DATE: 10/17/05

RIOCAN

A DECADE OF CREATING REAL VALUE

**RIOCAN REAL ESTATE INVESTMENT TRUST**

ANNUAL REPORT 2003

# PROFILE

RIOCAN'S PURPOSE IS TO DELIVER TO ITS UNITHOLDERS STABLE AND RELIABLE CASH DISTRIBUTIONS, WHICH CONTINUALLY INCREASE OVER TIME. RIOCAN IS CANADA'S LARGEST REAL ESTATE INVESTMENT TRUST WITH TOTAL ASSETS OF ALMOST $3.8 BILLION. IT HAS OWNERSHIP INTERESTS IN A PORTFOLIO OF 170 RETAIL PROPERTIES ACROSS CANADA CONTAINING AN AGGREGATE AREA OF WELL OVER 33 MILLION SQUARE FEET.

contents 1 Financial Highlights 2 10 Years at a Glance 6 President's Report to Unitholders 13 Management Team 14 Corporate Governance 15 Property Portfolio 23 Financial Review 55 Senior Management and Board of Trustees & Unitholder Information

| For the years ended December 31 | 2003 | 2002 |
|---|---|---|
| **Financial Highlights** | | |
| Rental revenue | **$ 507,848,000** | $ 436,727,000 |
| Net earnings | **$ 182,416,000** | $ 172,208,000 |
| Net earnings per unit – basic | **$ 1.08** | $ 1.11 |
| Net earnings per unit – diluted | **$ 1.07** | $ 1.11 |
| Recurring distributable income *(Note)* | **$ 213,856,000** | $ 189,216,000 |
| Recurring distributable income per unit | **$ 1.263** | $ 1.222 |
| Distributions to unitholders per unit | **$ 1.140** | $ 1.105 |
| Total assets | **$ 3,790,591,000** | $ 3,294,095,000 |
| Unitholders' equity | **$ 1,580,740,000** | $ 1,348,472,000 |
| Units outstanding: | | |
| Weighted average for the year | **168,960,000** | 154,813,000 |
| At December 31 | **178,050,000** | 158,573,000 |

*Note: Recurring distributable income is a non-GAAP measure which is discussed in the notes to the consolidated financial statements.*



%
Total Portfolio Occupancy
100
80
60
40
20
0
95.0
95.4
96.1
95.6
95.8
96.3
98 99 00 01 02 03
%
National & Anchor Tenants
(as % of Gross Revenue)
100
80
60
40
20
0
70.9
73.0
76.1
76.4
78.1
80.1
98 99 00 01 02 03
$
Distributions (per unit)
1.5
1.2
0.9
0.6
0.3
0
0.575
0.65
0.775
0.95
1.04
1.07125
1.075
1.105
1.14
95 96 97 98 99 00 01 02 03
$
Recurring Distributable Income (per unit)
1.5
1.2
0.9
0.6
0.3
0
0.45
0.55
0.69
0.89
1.04
1.12
1.168
1.222
1.263
95 96 97 98 99 00 01 02 03

# 10 YEARS OF PORTFOLIO GROWTH

## 1993

- Counsel Real Estate Fund (CREF) evolves from an open-end mutual fund to a closed-end real estate investment trust.

Market cap **$41,403,000**


Canada Trust



- Liberal Party regains power in landslide; Jean Chretien sworn in as Canada's 20th Prime Minister.
- Commercial real estate drops materially in value; becomes virtually illiquid for extended period.
- 1991 Recession – remnants remain.

## 1994


A&P

- A year of consolidation and foundation-building with a focus on the acquisition of service-oriented retail centres in Southern Ontario and Alberta. RioCan becomes the first REIT to be exclusively focused on retail.
- **January** – RioCan established as a closed-end trust with units listed on the Toronto Stock Exchange, trading as REI.UN.
- **March** – Successful issue of $21 million in new REIT units by CIBC Wood Gundy Inc. and BBN James Capel.
- **March** – RioCan's split adjusted issue price was $6.375.

**Year-end portfolio = 16 properties**

Market cap **$45,725,000**

- North American Free Trade Agreement (NAFTA) creates largest free trade area in the world, covering 360 million people and nearly C$500 billion in yearly trade and investment.



- Channel tunnel opens, connecting Britain and France.

## 1995

- Counsel REIT evolves into RioCan Real Estate Investment Trust.
- RioCan makes its first major acquisition in Ottawa of 5 properties totalling in excess of 650,000 sq. ft.
- **July** – RioCan becomes first Canadian REIT to internalize asset management.
- **July** – RioCan's second issue at $4.875.

Market cap **$108,906,000**




KEEP IT TOGETHER

- Québec holds referendum and narrowly votes to stay in Canada.
- Interest rates rise dramatically.

# CREATING REAL VALUE NOW AND FOR THE FUTURE

## 1996

- In less than three years, RioCan's portfolio has quadrupled – from 1,185,201 sq. ft. to 3,793,858 sq. ft.

Market cap **$288,656,000**



- U.S. budget crisis continues; recession.
- Mad Cow disease hits Britain.



## 1997





- RioCan Signal Hill in Calgary becomes the first power centre in its portfolio.

Market cap **$631,535,000**



- Southeast Asia financial crisis.
- Tallest buildings in the world built in Kuala Lumpur.

## 1998

- The largest acquisition in RioCan's history – a portfolio of 11 shopping centres with 2.2 million square feet of leasable area. Five of the centres are in Montreal – the Trust's first foray into Québec.
- RioCan maintains record-breaking momentum and returns but trading price does not reflect success, declining by 12 per cent.
- Asset base breaks billion-dollar barrier. In just five years, RioCan has grown by more than 1,000 per cent in asset size and has achieved over 100 per cent growth in distributable income.

Market cap **$717,775,000**



- World "credit-crunch" recession.
- Titanic most successful movie ever.
- U.S. President Clinton impeached.



# 10 YEARS OF DISTRIBUTION GROWTH



- RioCan acquires RealFund and adds 4.9 million sq. ft.

Market cap **$1,053,700,000**

- RioCan becomes Canada's largest owner and landlord of new format centres.
- Portfolio presence in the Greater Toronto Area grows to over 26% of revenue.

Market cap **$1,332,666,000**





- RioCan enters strategic alliance with Kimco Realty Corporation, the largest community shopping centre REIT in the United States.
- RioCan/Kimco joint venture completes first acquisition – a portfolio of four shopping centres in British Columbia.
- Property Management internalized – RioCan becomes totally self-managed.

Market cap **$1,779,095,000**

**1999** **2000** **2001**



- Internet/tech boom intensifies.
- Fear of Y2K bug.
- Panama Canal returned to Panama.





- Wary investors cause stock plunge; beginning of the end of the Internet stock boom.

# CREATING REAL VALUE FOR ALL OUR STAKEHOLDERS



- RioCan adds Land-use Planning and Value-added Development capabilities and becomes a true full service real estate entity.

Market cap **$1,977,405,000**





- RioCan forms partnership with OMERS and TIAA-CREF.

**Year-end portfolio = 170 properties**

Market cap **$2,724,164,000**



**2002**

**2003**

- Terrorist airliner attack destroys World Trade Centre in New York City, rocks global financial markets.



- U.S. continues to suffer "mild" recession; U.S. Prime Rate jumps.



- WorldCom, after admitting to misstating profits, files for bankruptcy – largest claim in U.S. history.
- Euro replaces national currencies of Germany, France and 10 other European nations.

- SARS outbreak.
- Extended and extensive North American power outage.
- Iraq invaded by U.S. and British forces; Saddam Hussein's regime deposed.



- Ten Wall Street investment firms agree to pay $1.4 billion fine for releasing dubious research reports to investors.
- NYSE Chairman, Richard Grasso, resigns amid controversy over lucrative $140 million pay package.
- **December** – Dow closes at 18-month high – average 10,008.16.

# A DECADE OF CREATING REAL VALUE


2002
2001
1996
1994
1995
1993

**Edward Sonshine, Q.C.,** President and Chief Executive Officer

RIOCAN HAS LONG BEEN RECOGNIZED AS ONE OF CANADA'S HIGHEST PERFORMING REITS. WE'RE PROUD OF OUR LEADERSHIP POSITION IN THE WORLD OF RETAIL REAL ESTATE. BUT EVEN PROUDER OF OUR ABILITY TO RELIABLY CREATE REAL VALUE FOR ALL OUR STAKEHOLDERS.

**$100,000 INVESTED IN RIOCAN UNITS ON JANUARY 5, 1994 WOULD BE APPROXIMATELY $709,760 ON MARCH 8, 2004, INCLUDING THE REINVESTMENT OF DISTRIBUTIONS.**

Dear Fellow Unitholder:

Welcome to RioCan's 10th Anniversary annual report. A single decade – just 120 months – and almost $4 billion in portfolio growth! That's impressive by any standard and we couldn't have done it without you.

It seems like only yesterday that we first opened our doors for business. Part of that may be due to my state of denial about being ten years older but mostly it's because this past decade has been filled with the excitement and constant activity of building RioCan into Canada's premiere REIT. The years have literally flown by as your REIT has soared ever higher – yet never for an instant losing contact with the down-to-earth fundamentals that have been the wellspring of our success.

Our central vision has always been to be proxy real estate owners for our unitholders. We have achieved what we set out to do ten years ago; RioCan is a secure and value-added vehicle that allows investors to participate in – and consistently benefit from – the long-term ownership of commercial real estate.

During a turbulent ten years (including a pair of recessions, the tech bubble, two separate periods of rising interest rates and constant changes in the retail sector) I am pleased that we have been able to reliably grow RioCan in every significant way – from the size of our portfolio to the returns to our stakeholders. For example, distributable income per unit from operations, often referred to as RDI per unit, and which forms the basis of the calculation of our distribution to unitholders, increased 193% over the decade of our existence.

Over our ten years, the compounded annual return to our unitholders was **19.95%** – strongly ahead of most alternative investments and our industry peers.

**This is RioCan's tenth successful year – a decade of record-breaking increases in revenue, earnings, distributable income and portfolio growth.**

Creating real value – one deal at a time

Look at the scope of RioCan today: 170 shopping centres in Canada's best markets – a portfolio that we expect will grow to over 200 properties in the next few years. You might ask how it all happened. And the simple answer is: One *good* deal at a time.

We have a reputation for prudent, value-added investing and we're proud of it. We have never acquired properties just to bulk up our portfolio. Each RioCan property is strategically selected with a view to its immediate and long term worth as a retail centre and to its real or underlying value as a real estate investment. As a consequence, RioCan now owns extensive properties at important intersections in the most attractive areas of the most important economic centres across the country. Right now, their retail focus delivers the highest possible returns but no matter what happens in retail, those superbly located properties will always represent fundamental value that will inevitably increase over time.

The reliability and stability of RioCan's cash flow has always been our prime concern, but we have also assiduously sought to broaden our cash flow stream in other, sometimes novel, ways. That is why, seven years ago, we moved strongly into new format retail – the most exciting and highest growth area of the retail sector – that today comprises 40% of our portfolio; 14 million square feet of Canada's highest-growth, highest-potential retail segment. And that is why we evolved from being a passive conduit of income from properties to a full service real estate entity with the in-house capacity to provide all the services and expertise required to manage and add value to Canada's largest retail portfolio.



$
Rental Revenue
550,000,000
440,000,000
330,000,000
220,000,000
110,000,000
0
12,724,000
14,714,000
21,739,000
38,841,000
86,844,000
150,689,000
230,409,000
301,394,000
343,825,000
436,727,000
507,848,000
93 94 95 96 97 98 99 00 01 02 03


$
Net Earnings
200,000,000
150,000,000
100,000,000
50,000,000
0
-50,000,000
406,000
-1,703,000
1,429,000
15,169,000
36,393,000
57,959,000
102,675,000
121,814,000
159,468,000
172,208,000
182,416,000
93 94 95 96 97 98 99 00 01 02 03

**RioCan is by far the largest Canadian REIT.**


Geographic Distribution (based on gross revenue)
British Columbia 5.7%
Alberta 8.9%
Saskatchewan 4.7%
Manitoba 0.7%
Ontario 64.4%
Québec 12.1%
Newfoundland 0.4%
Prince Edward Island 0.6%
New Brunswick 2.5%
= approximate property locations


Top Ten Sources of Revenue by Tenant
Wal-Mart 6.1%
Zellers 4.6%
A&P/Dominion 4.3%
Famous Players 3.7%
Loblaws 3.4%
Winners/HomeSense 2.9%
Métro-Richelieu 2.4%
Staples/Business Depot 2.2%
Canadian Tire 1.8%
Shoppers Drug Mart 1.8%
Total 33.2%

**RioCan's ten-year performance has proved the validity of our concept, product, strategy and execution.**

## Identifying new opportunities to create real value

Cash flow from our diverse portfolio will always be our prime focus. But it became very clear to your executive team that ancillary revenue streams would have to be developed in order to continue increases in cash flow and distributions at the record rates for which we have become known.

We also recognized that further growth in RioCan's cash flow could not be sustained simply by making substantial numbers of accretive acquisitions. Prices of quality retail real estate have risen 20% in the past two years making it increasingly difficult to source superior properties at a reasonable cost. The timing of our accelerated acquisition program – especially in 2001 and 2002 – was impeccable as we took full advantage of realistic property costs and low interest rates to continue our amazing growth of the past decade. However, there is no doubt our acquisition pace will drop as the cost of retail real estate continues to escalate.

Among RioCan's prime strengths are an encyclopaedic knowledge of the state of retail real estate and intimate connections to those operating within this unique business orbit. So, when we began searching the market for new opportunities, one immediately revealed itself and, after careful in-house analysis, met our criteria for both fiscal prudence and strong growth potential. We saw that there could be great opportunity in acquiring, enhancing and eventually selling properties that had suffered either from a lack of attention by their owners or because of the extensive reformatting that has taken place in the retail industry over the past decade.

We looked closely at the best way to access this opportunity – an avenue that would create a fresh revenue stream for RioCan without increasing our risk profile – and found it in the formation of the RioCan Retail Value


(in thousands) $
Assets
4,000,000
3,200,000
2,400,000
1,600,000
800,000
0
100,108
130,774
197,968
368,073
796,310
1,149,263
2,161,152
2,414,514
2,707,627
3,294,095
3,790,591
93 94 95 96 97 98 99 00 01 02 03

**RioCan's top 25 retailers** (based on annualized gross rental revenue)

- Wal-Mart
- Zellers
- A&P/Dominion
- Famous Players
- Loblaws
- Winners/HomeSense
- Métro-Richelieu
- Staples/Business Depot
- Canadian Tire
- Shoppers Drug Mart
- Reitmans
- Safeway
- Chapters/Indigo
- Cineplex Galaxy
- Future Shop/ Best Buy
- Sears
- Mark's Work Wearhouse
- Forzani's
- Rona/Revy
- Sobeys
- Kelsey's Restaurant
- A Buck Or Two
- Petsmart
- Bank of Nova Scotia
- London Drugs

Limited Partnership (RRVLP) which partners your REIT with the Teachers Insurance and Annuity Association – College Retirement Fund (TIAA-CREF), a U.S. based pension provider and diversified financial organization with US $283 billion in assets under management, and Ontario Municipal Retirement System (OMERS), one of Canada's largest pension funds. Partners of this calibre are, I believe, a concrete validation of RioCan's reputation for success and dominant position in our industry.

Since its formation last August, RRVLP has made five acquisitions with a total value of $122.3 million. And that is only the beginning – when fully invested, RRVLP is expected to have assets in excess of $500 million. We expect the partnership to create significant fee income for many years into the future and, if it is as successful as we predict, this partnership could lead to many other opportunities for your REIT.

The year in review

2003 was a challenging year in many ways. The lingering U.S. economic malaise, the continuing fallout from corporate scandals, terrorism threats, volatility in equity markets and uneven retail activity caused considerable consternation in the broader economy. In the face of all this, RioCan enjoyed unabated investor support. I believe this reflects our ability to deliver consistent earnings, to maintain very attractive total returns versus competing investment choices – and to act quickly and decisively in challenging environments to take advantage of opportunities as they arise.

This past year, we were able to grow revenue, maintain our record for distribution increases and provide our unitholders with a 33% return – significantly outperforming other REITs and the broader market indexes.



square feet
Gross Leasable Area
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
880,327
1,185,201
2,120,454
3,793,858
8,107,856
10,334,053
15,519,913
18,791,612
21,936,250
26,648,590
27,808,975
93 94 95 96 97 98 99 00 01 02 03

**All of us at RioCan are proud of our decade of record growth and returns and we are equally enthusiastic about the future of your REIT.**

Highlights of our 2003 accomplishments include:

- The creation of the RioCan Retail Value Limited Partnership that has already opened up new revenue streams and other opportunities for us – and will continue to do so, well into the future.
- Our land intensification program, which added 427,000 square feet during its first complete year of operation. For an initial outlay of $45 million, the program has raised our net base rent by $6.1 million on an annualized basis.
- Commencement of new developments that is expected to add in excess of 1 million square feet per year to our holdings over the next four to five years.

Sustaining real value through the next decade

One decade inexorably leads into another. What's next for RioCan? More of the same success. More emphasis on cash flow enrichment. More focus on developing long-term value for the benefit of each stakeholder. More growth in distributions.

There has been one constant through the past decade, especially in the retail sector: *change*. And that will continue as a dominant theme for the next ten years and beyond. I pledge that we will continue to adapt our strategies to take best advantage of prevailing situations and, most importantly, we will never forget that our prime purpose is to ensure an uninterrupted and ever-increasing flow of income to our unitholders.

As always, I am sincerely grateful to RioCan's employees, Board of Trustees and unitholders. You are truly our most valuable assets. Thank you for your decade of support as we continue to create real value for every RioCan stakeholder well into a very bright future.

**Edward Sonshine, Q.C.**
President and Chief Executive Officer
RioCan Real Estate Investment Trust
March 8, 2004

# A DECADE OF MANAGEMENT EXCELLENCE



**The RioCan Team** (from left): Jeff Ross, Vice President, Leasing; Katy Ritcey, Vice President, Investments; Frederic A. Waks, Senior Vice President and Chief Operating Officer; Michael Connolly, Vice President, Construction; Edward Sonshine, Q.C., President and Chief Executive Officer; Robert Wolf, Vice President and Chief Financial Officer; Donald MacKinnon, Vice President, Real Estate Finance; Therese Cornelissen, Vice President, Financial Reporting; Danny Kissoon, Vice President, Operations

Behind all our plans and strategies stand the people of RioCan. Our enviable record has been achieved because they *always* do more – and they are led by a senior management team that is without peer. Nearly every member of our management team has been with RioCan since the beginning and their contributions have been essential to our success. They are experienced, dedicated and embody an entrepreneurial spirit that creates real value year after year. They work harder to meet difficult challenges and always reach deep to find the determination and smarts that keep RioCan on track to continue delivering the record returns our unitholders have come to expect.

RioCan has enjoyed ten remarkable years – but be assured the RioCan management team will not rest on its laurels. Each year, we have raised our expectations and elevated our goals to unprecedented heights. And each year we have succeeded.

By focusing on what we do best, and a market we know well, we will continue to achieve our strategic and financial goals as well as strengthen RioCan's position as Canada's elite REIT.

## A DECADE OF STRONG GOVERNANCE

Investors are demanding improved corporate reporting, disclosure and governance – and with good reason. Never in the history of public entities has there been a greater need for transparency, honesty and openness. Sound and effective governance has always been a priority for RioCan and is the foundation of RioCan's commitment to full accountability to its unitholders.

RioCan reviews, at least annually, its corporate governance policies and practices taking into account both existing regulations and generally acknowledged "best practices" of comparable public entities. Our 2003 review has resulted in additional policies and practices which we believe enhance the effectiveness of our Board of Trustees and our accountability to you, the unitholder. Chief among these initiatives was the development and implementation of a Disclosure Policy and an Audit Committee Charter.

Our Statement of Governance Practices is outlined in our Management Information Circular.

At December 31, 2003

| Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| **Alberta** | | | | |
| Brentwood Village, Calgary, AB | 50% | 156,154 (312,308) | 98.9% | Safeway, London Drugs, Sears Whole Home |
| Glenmore Landing, Calgary, AB | 50% | 73,516 (147,032) | 98.5% | Safeway |
| Jasper Gates Shopping Centre, Edmonton, AB | 100% | 94,456 | 98.5% | Safeway*, London Drugs |
| Lethbridge Towne Square, Lethbridge, AB | 100% | 79,396 | 94.2% | London Drugs |
| Mayfield Common, Edmonton, AB | 30% | 143,754 (479,180) | 99.3% | Wal-Mart, Winners, Save-On-Foods, Office Depot |
| Northgate Village Shopping Centre, Calgary, AB | 100% | 297,811 | 98.0% | IKEA, Safeway, Home Depot* |
| RioCan Centre Grande Prairie, Grande Prairie, AB | 100% | 211,164 | 100.0% | Wal-Mart*, Totem Building Supplies, London Drugs, Cineplex, Staples |
| | 50% | 31,707 (63,414) | 100.0% | Winners, Michaels |
| RioCan Shawnessy, Calgary, AB | 50% | 234,531 (469,062) | 100.0% | Zellers, Canadian Tire*, Wal-Mart*, Co-op*, Home Depot*, Winners, Staples, Future Shop |
| RioCan Signal Hill Centre, Calgary, AB | 100% | 452,849 | 100.0% | Real Canadian Superstore*, Zellers, Winners, Staples, Chapters |
| Riverbend Square Shopping Centre, Edmonton, AB | 100% | 136,091 | 98.3% | Safeway, Shoppers Drug Mart |
| South Edmonton Common, Edmonton, AB | 50% | 195,025 (390,050) | 100.0% | Wal-Mart*, Home Depot*, Cineplex*, Real Canadian Superstore*, Best Buy*, Staples*, London Drugs, The Brick, Home Outfitters, Old Navy |
| Southland Crossing Shopping Centre, Calgary, AB | 100% | 132,078 | 94.3% | Safeway |
| **British Columbia** | | | | |
| Abbotsford Power Centre, Abbotsford, BC | 50% | 99,287 (198,574) | 95.4% | Costco*, Rona/Revy*, Zellers, Winners |
| Clearbrook Town Square, Abbotsford, BC | 50% | 94,126 (188,252) | 94.6% | Safeway, Staples |
| Dilworth Shopping Centre, Kelowna, BC | 100% | 193,750 | 97.0% | Safeway, Staples |
| The Junction, Mission, BC | 50% | 133,779 (267,558) | 97.7% | Save-On-Foods, Canadian Tire*, London Drugs, Famous Players |
| Parkwood Place Shopping Centre, Prince George, BC | 50% | 186,362 (372,724) | 94.7% | The Bay, Overwaitea, London Drugs, Famous Players, Staples |
| Peninsula Village Shopping Centre, South Surrey, BC | 50% | 85,273 (170,546) | 99.4% | Safeway, London Drugs |

At December 31, 2003

| Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| RioCan Langley Centre, Langley, BC | 50% | 190,319 (380,638) | 100.0% | Winners, Sears Whole Home, HomeSense, Chapters, Future Shop |
| Strawberry Hill Shopping Centre, Surrey, BC | 50% | 165,211 (330,422) | 100.0% | Home Depot, Cineplex, Winners, Chapters, Sport Chek |
| Tillicum Centre, Victoria, BC | 50% | 205,697 (411,394) | 98.2% | Zellers, Famous Players, Safeway, Winners, London Drugs |
| Vernon Square Shopping Centre, Vernon, BC | 100% | 98,091 | 95.5% | Safeway*, London Drugs |
| **Manitoba** | | | | |
| Kildonan Crossing Shopping Centre, Winnipeg, MB | 100% | 178,991 | 92.2% | Safeway |
| **New Brunswick** | | | | |
| Brookside Mall, Fredericton, NB | 50% | 132,546 (265,092) | 88.7% | Zellers, Sobeys, Rossy |
| Chaleur Centre, Bathurst, NB | 100% | 274,123 | 64.5% | Wal-Mart, Kent |
| Madawaska Centre, St. Basile, NB | 100% | 271,755 | 77.2% | Zellers, Staples |
| Wheeler Park Power Centre, Moncton, NB | 100% | 255,730 | 100.0% | Costco*, Kent*, Loblaws*, Sears Whole Home, Famous Players, Winners, Staples |
| **Newfoundland** | | | | |
| Trinity Conception Square, Carbonear, NF | 100% | 183,188 | 88.9% | Dominion, Wal-Mart |
| **Ontario** | | | | |
| 400 Barrie Power Centre, Barrie, ON | 50% | 167,917 (335,834) | 100.0% | Wal-Mart, Sobeys, Winners |
| 404 Town Centre, Newmarket, ON | 50% | 124,701 (249,402) | 100.0% | Zellers, A&P |
| 1000 Islands Mall, Brockville, ON | 100% | 268,017 | 99.6% | Wal-Mart, Your Independent Grocer, Sears |
| 1717 Avenue Road, Toronto, ON | 100% | 17,373 | 100.0% | LCBO, Blockbuster |
| Adelaide Centre, London, ON | 100% | 80,938 | 100.0% | A&P |
| Albion Centre, Toronto, ON | 50% | 170,515 (341,030) | 98.3% | Canadian Tire, Fortino's |
| Belleville Plaza, Belleville, ON | 100% | 89,237 | 100.0% | Stream International |
| Belleville Wal-Mart Centre, Belleville, ON | 100% | 202,752 | 100.0% | Wal-Mart, Office Depot |
| Bellfront Shopping Centre, Belleville, ON | 100% | 110,256 | 90.6% | Super C, Canadian Tire* |
| Blue Mountain Mall, Collingwood, ON | 100% | 147,745 | 97.1% | Zellers, Price Chopper |
| Bolton Country Shopping Plaza, Bolton, ON | 100% | 87,005 | 100.0% | Zehrs |

At December 31, 2003

| Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| Boulevard Shopping Centre I & II, Ottawa, ON | 50% | 109,478 (218,956) | 100.0% | Zellers, Loeb, Winners |
| Bramrose Square, Brampton, ON | 15% | 37,491 (249,940) | 100.0% | Sears, No Frills |
| Building Box Centre, Toronto, ON | 100% | 134,370 | 100.0% | Rona |
| Burlingwood Shopping Centre, Burlington, ON | 100% | 46,379 | 100.0% | No Frills |
| Cambrian Mall, Sault Ste. Marie, ON | 100% | 129,464 | 89.9% | Loblaws*, Sport Chek, Canadian Tire*, Winners |
| Churchill Plaza, Sault Ste. Marie, ON | 50% | 86,514 (173,028) | 90.7% | A&P |
| City View Plaza, Nepean, ON | 100% | 59,667 | 97.3% | Loeb |
| Clarkson Village Shopping Centre, Mississauga, ON | 100% | 64,309 | 100.0% | HomeSense, Sport Mart |
| Colborne Plaza, Brantford, ON | 100% | 73,207 | 100.0% | Zehrs |
| Commissioners Court Plaza, London, ON | 100% | 94,168 | 100.0% | Food Basics |
| County Fair Mall, Smiths Falls, ON | 100% | 160,281 | 96.2% | Zellers, Food Basics |
| Dougall Plaza, Windsor, ON | 100% | 129,670 | 100.0% | Food Basics |
| East Park Centre, Windsor, ON | 100% | 68,539 | 100.0% | Value Village |
| Elgin Mall, St. Thomas, ON | 100% | 265,249 | 94.1% | Zellers, Food Basics, Galaxy Theatres, Sport Mart |
| Empress Walk, Toronto, ON | 100% | 180,811 | 98.9% | Famous Players, Loblaws*, Sport Chek, Staples |
| Enterprise Plaza, Windsor, ON | 100% | 49,598 | 100.0% | Cashway |
| Fallingbrook Shopping Centre, Ottawa, ON | 100% | 97,516 | 100.0% | Loeb, Shoppers Drug Mart |
| Festival Hall, Toronto, ON | 50% | 123,444 (246,888) | 100.0% | Famous Players, Chapters |
| Five Points Shopping Centre, Oshawa, ON | 100% | 351,686 | 98.2% | Zellers, A&P, Staples, Winners |
| Frontenac Mall, Kingston, ON | 100% | 272,901 | 95.0% | Wal-Mart, Food Basics |
| Galaxy Centre, Owen Sound, ON | 100% | 85,988 | 100.0% | No Frills, Galaxy Theatres |
| Gloucester Silver City, Gloucester, ON | 60% | 136,333 (227,222) | 100.0% | Famous Players, Chapters, Future Shop, Old Navy, Zellers*, Loblaws* |
| Goderich Wal-Mart Centre, Goderich, ON | 100% | 156,703 | 100.0% | Wal-Mart, Canadian Tire*, Zehrs |
| Green Lane Centre, Newmarket, ON | 33% | 53,621 (160,863) | 100.0% | Costco*, Michaels, Petsmart, Linens 'N' Things |
| Halton Hills Shopping Centre, Georgetown, ON | 100% | 71,497 | 100.0% | Food Basics |
| Hamilton-Highbury Plaza, London, ON | 100% | 5,269 | 100.0% | |

# PROPERTY PORTFOLIO

| At December 31, 2003<br>Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| Heart Lake Town Centre, Brampton, ON | 100% | 127,450 | 100.0% | A&P |
| Highbury Shopping Plaza, London, ON | 100% | 70,932 | 95.1% | Shoppers Drug Mart |
| Hunt Club Centre, Ottawa, ON | 100% | 66,989 | 100.0% | A&P |
| Hy & Zel's Centre, Brampton, ON | 100% | 32,294 | 100.0% | Hy & Zel's |
| Innes Road Plaza, Ottawa, ON | 100% | 47,658 | 100.0% | Costco*, Petsmart |
| Kanata Centrum Shopping Centre, Kanata, ON | 100% | 257,385 | 100.0% | Wal-Mart, Loblaws*, Chapters, Canadian Tire* |
| Kendalwood Park Plaza, Whitby, ON | 50% | 77,223 (154,446) | 100.0% | Price Chopper, Value Village, Shoppers Drug Mart |
| Kennedy Commons, Toronto, ON | 50% | 191,776 (383,552) | 100.0% | AMC Theatres, The Brick, Dominion, Sears Whole Home, Chapters, Lansing Buildall* |
| Langstaff Place Shopping Centre, Woodbridge, ON | 100% | 37,769 | 100.0% | No Frills* |
| Lawrence Square, Toronto, ON | 100% | 686,599 | 93.1% | Zellers, Fortino's, Canadian Tire |
| Lincoln Fields Shopping Centre, Ottawa, ON | 50% | 144,674 (289,348) | 97.2% | Wal-Mart, Loeb |
| London Plaza, London, ON | 100% | 138,409 | 91.0% | Zellers, Value Village |
| Meadowlands Power Centre, Ancaster, ON | 100% | 145,573 | 100.0% | HomeSense, Future Shop, Sport Chek, Costco*, Home Depot*, Zellers*, Sobeys*, Staples* |
| Midtown Mall, Oshawa, ON | 100% | 136,424 | 97.6% | A&P*, Shoppers Drug Mart |
| Millcroft Shopping Centre, Burlington, ON | 50% | 185,235 (370,470) | 96.0% | Zellers, Canadian Tire, Ultra Mart |
| Miracle Plaza, Hamilton, ON | 100% | 83,765 | 100.0% | Ultra Mart |
| Mississauga Plaza, Mississauga, ON | 100% | 174,626 | 100.0% | Zellers, Price Chopper |
| Mountain Plaza Mall, Hamilton, ON | 100% | 233,329 | 96.5% | Wal-Mart |
| Mountainview Mall, Midland, ON | 100% | 293,032 | 95.4% | Zellers, Food Basics, Galaxy Theatres |
| New Liskeard Wal-Mart Centre, New Liskeard, ON | 100% | 77,742 | 100.0% | Wal-Mart, Canadian Tire* |
| Niagara Falls Plaza, Niagara Falls, ON | 100% | 143,825 | 100.0% | Zellers, IGA |
| Northumberland Mall, Cobourg, ON | 100% | 332,918 | 95.9% | Zellers, A&P, Sears, Canadian Tire* |
| Norwest Plaza, Kingston, ON | 100% | 40,603 | 100.0% | Petcetera |
| Orangeville Mall, Orangeville, ON | 100% | 182,526 | 95.4% | Zellers, A&P |
| Orillia Square Mall, Orillia, ON | 100% | 310,324 | 97.8% | Zellers, Canadian Tire, No Frills, Staples |
| Pickering Home & Leisure Centre, Pickering, ON | 15% | 37,253 (248,353) | 73.8% | Sears, DeBoers* |
| Pine Plaza, Sault Ste. Marie, ON | 100% | 42,380 | 97.9% | A&P |

| At December 31, 2003<br>Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| Port Elgin Shopping Centre, Port Elgin, ON | 100% | 47,076 | 100.0% | Zehrs, Canadian Tire* |
| Premier Plaza, St. Catharines, ON | 100% | 146,974 | 38.8% | Premier Fitness |
| Renfrew Mall, Renfrew, ON | 100% | 138,528 | 89.5% | Wal-Mart, Your Independent Grocer |
| RioCan Centre Kingston, Kingston, ON | 100% | 396,772 | 100.0% | Home Depot*, Cineplex, Sears, Staples, Winners, Future Shop, HomeSense, Old Navy |
| RioCan Centre London North, London, ON | 100% | 105,040 | 100.0% | Chapters, Petsmart, Loblaws* |
| RioCan Centre London South, London, ON | 100% | 139,595 | 100.0% | A&P |
| RioCan Centre Newmarket, Newmarket, ON | 40% | 26,688 (66,720) | 100.0% | Staples |
| RioCan Centre Sudbury, Sudbury, ON | 50% | 117,149 (234,298) | 100.0% | Costco*, Famous Players, Staples, Chapters, Home Depot*, Sears, HomeSense |
| RioCan Centre Thunder Bay, Thunder Bay, ON | 100% | 284,689 | 100.0% | Wal-Mart, Staples, Future Shop, Winners, Chapters |
| RioCan Centre Windsor, Windsor, ON | 100% | 239,498 | 100.0% | Costco*, Famous Players, Sears, The Brick, Staples |
| RioCan Colossus Centre, Vaughan, ON | 60% | 272,787 (454,645) | 100.0% | Famous Players*, Costco*, HomeSense, Office Place, Old Navy, Rona/Revy |
| RioCan Durham Centre, Ajax, ON | 100% | 780,005 | 100.0% | Costco*, Zellers, Winners, Chapters, Future Shop, Wal-Mart, Canadian Tire, Cineplex, Home Depot* |
| | 50% | 29,855 (59,710) | 100.0% | Best Buy, Loblaws*, Old Navy |
| RioCan Fairgrounds, Orangeville, ON | 100% | 300,273 | 100.0% | Wal-Mart, Commisso's, Canadian Tire*, Future Shop, Home Depot*, Winners, Galaxy Theatres |
| RioCan Grand Park, Mississauga, ON | 33% | 8,828 (26,484) | 100.0% | Sport Mart, Shoppers Drug Mart |
| RioCan Leamington, Leamington, ON | 100% | 185,893 | 100.0% | Wal-Mart, A&P |
| RioCan Leaside Centre, Toronto, ON | 50% | 66,517 (133,034) | 100.0% | Canadian Tire, Future Shop |
| RioCan Marketplace, Ottawa, ON | 50% | 129,297 (258,594) | 100.0% | Wal-Mart, Loblaws*, Winners, Staples |
| RioCan Merivale Place, Nepean, ON | 100% | 186,373 | 100.0% | Your Independent Grocer, Winners, Home Outfitters |
| RioCan Niagara Falls, Niagara Falls, ON | 100% | 190,202 | 100.0% | Wal-Mart, Zehrs*, Home Depot,* Staples |

| At December 31, 2003<br>Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| RioCan Thickson Ridge, Whitby, ON | 50% | 166,452<br>(332,904) | 100.0% | Home Depot*, Sears Whole Home, Home Outfitters, Winners, Future Shop |
| RioCan Warden, Toronto, ON | 100% | 232,367 | 100.0% | Wal-Mart, Winners, Future Shop |
| RioCan West Ridge, Orillia, ON | 100% | 202,847 | 100.0% | Food Basics, Wal-Mart, Home Depot* |
| RioCentre Newmarket, Newmarket, ON | 100% | 94,169 | 100.0% | Dominion, Shoppers Drug Mart |
| RioCentre Oakville, Oakville, ON | 100% | 102,536 | 100.0% | A&P, Shoppers Drug Mart |
| RioCentre Thornhill, Thornhill, ON | 100% | 140,315 | 100.0% | No Frills, Winners, HomeSense |
| Sandalwood Square Shopping Centre, Mississauga, ON | 100% | 107,772 | 100.0% | Commisso's |
| Sherwood Forest Mall, London, ON | 100% | 214,856 | 87.9% | A&P, Shoppers Drug Mart, Goodlife Fitness |
| Shoppers World Brampton, Brampton, ON | 100% | 642,833 | 99.8% | Zellers, Canadian Tire, Price Chopper, Winners, Staples, The Bay* |
| Shoppers World Danforth, Toronto, ON | 50% | 164,410<br>(328,820) | 100.0% | Zellers, Dominion, Staples |
| South Hamilton Square, Hamilton, ON | 100% | 304,505 | 100.0% | Zellers, Fortino's, Shoppers Drug Mart |
| Southgate Shopping Centre, Ottawa, ON | 100% | 72,669 | 100.0% | Loeb, Shoppers Drug Mart |
| St. Clair Beach Shopping Centre, Windsor, ON | 100% | 75,314 | 100.0% | Zehrs* |
| Stratford Centre, Stratford, ON | 100% | 160,082 | 100.0% | Zellers, Food Basics |
| Sudbury Supermall, Sudbury, ON | 100% | 134,967 | 100.0% | Zellers, Your Independent Grocer* |
| Timiskaming Square, New Liskeard, ON | 100% | 163,910 | 90.6% | Loeb, Zellers |
| Timmins Square, Timmins, ON | 30% | 117,223<br>(390,743) | 98.4% | Wal-Mart, Zellers, Sears, No Frills |
| Trafalgar Ridge Shopping Centre, Oakville, ON | 100% | 116,902 | 100.0% | Loblaws |
| Trenton Wal-Mart, Trenton, ON | 100% | 104,690 | 100.0% | Wal-Mart |
| Trinity Common Brampton, Brampton, ON | 60% | 390,453<br>(650,755) | 100.0% | Home Depot*, Canadian Tire*, Zellers, Famous Players, A&P, Winners, HomeSense, Future Shop, Indigo, Staples |
| Trinity Common Orleans, Orleans, ON | 60% | 109,350<br>(182,250) | 100.0% | Home Depot*, Loeb, Winners, Staples |
| Upper James, Hamilton, ON | 100% | 129,726 | 100.0% | Canadian Tire, The Barn |
| Walker Place, Burlington, ON | 50% | 34,928<br>(69,856) | 100.0% | Commisso's |
| West Side Place, Port Colborne, ON | 100% | 93,383 | 97.1% | No Frills, Zellers |
| Westgate Shopping Centre, Ottawa, ON | 100% | 186,066 | 94.3% | Your Independent Grocer, Shoppers Drug Mart |

| At December 31, 2003 Property and Location | Ownership Interest | Leasable Area (Sq.Ft.) | % Leased | Major or Anchor Tenants |
|---|---|---|---|---|
| Westminster Centre, London, ON | 100% | 123,798 | 100.0% | Staples |
| Willowdale Plaza, Toronto, ON | 100% | 50,223 | 100.0% | Dominion |
| Windsor Business Depot, Windsor, ON | 100% | 25,768 | 100.0% | Staples |
| Woodview Place, Burlington, ON | 100% | 147,852 | 100.0% | Miracle Ultramart, Future Shop, Chapters |
| **Prince Edward Island** | | | | |
| Charlottetown Mall, Charlottetown, PEI | 50% | 164,962 (329,924) | 98.1% | Zellers, Loblaws Atlantic Superstore, Winners, Sport Chek |
| **Québec** | | | | |
| Carrefour Carnaval, St. Leonard, QC | 100% | 158,479 | 96.2% | Super C, Value Village |
| Carrefour Neufchatel, Neufchatel, QC | 100% | 257,501 | 65.9% | Super C, Rossy |
| Carrefour Trois Rivieres, Trois Rivieres, QC | 15% | 68,503 (456,687) | 85.4% | Wal-Mart, Winners, Staples, Future Shop |
| Centre Carnaval, Drummondville, QC | 100% | 143,749 | 100.0% | Super C, Staples |
| Centre Carnaval, LaSalle, QC | 100% | 207,162 | 99.4% | Super C, L'Aubainerie |
| Centre Carnaval, Montreal, QC | 100% | 67,815 | 100.0% | Super C |
| Centre Carnaval, Pierrefonds, QC | 100% | 126,802 | 100.0% | Super C |
| Centre Carnaval, Trois Rivieres, QC | 100% | 113,466 | 95.2% | Super C, Rossy |
| Centre de la Concorde, Laval, QC | 100% | 111,294 | 97.9% | Super C |
| Centre Jacques Cartier, Longueuil, QC | 50% | 106,294 (212,588) | 96.9% | IGA, Guzzo Cinema, Value Village |
| Centre Regional Chateauguay, Chateauguay, QC | 50% | 105,816 (211,632) | 98.4% | Super C, Hart |
| Centre RioCan Kirkland, Kirkland, QC | 100% | 320,030 | 100.0% | Famous Players, Staples, Winners |
| Centre St. Martin, Laval, QC | 100% | 230,618 | 65.8% | |
| Lachute Wal-Mart Centre, Lachute, QC | 100% | 75,681 | 100.0% | Wal-Mart, Loblaws* |
| Laval Wal-Mart Centre, Laval, QC | 50% | 258,329 (516,658) | 100.0% | Wal-Mart, Reno, Canadian Tire*, IGA*, Winners, Future Shop, Staples, Home Outfitters |
| Les Galeries Lachine, Lachine, QC | 100% | 158,057 | 96.5% | Maxi, Rossy |
| Place Carnaval, Laval, QC | 100% | 104,240 | 100.0% | Super C |
| Place Des Quatre Bourgeois, Sainte Foy, QC | 100% | 245,028 | 97.8% | IGA, Winners, Rossy |
| Place Forest, Montreal Nord, QC | 100% | 121,700 | 92.1% | Staples, Rossy |
| Place Newman, LaSalle, QC | 100% | 169,458 | 94.1% | Maxi, Winners, Rossy |

# A DECADE OF FINANCIAL SUCCESS

## FINANCIAL REVIEW

contents **24** Management's Discussion and Analysis **39** Management's Responsibility for the Financial Statements **40** Auditors' Report **41** Consolidated Balance Sheets **42** Consolidated Statements of Unitholders' Equity **42** Consolidated Statements of Earnings **43** Consolidated Statements of Cash Flows **44** Notes to Consolidated Financial Statements

The following is a discussion and analysis of the consolidated financial position and results of operations of RioCan Real Estate Investment Trust ("RioCan", "the Trust") for the year ended December 31, 2003. This should be read in conjunction with the Trust's consolidated financial statements for the two years ended December 31, 2003 and 2002. Historical results and percentage relationships contained in the consolidated financial statements and management's discussion and analysis, including trends which might appear, should not be taken as indicative of the Trust's future operations.

Certain information contained in this "Management's Discussion and Analysis" contains forward-looking statements, based on the Trust's estimates and assumptions which are subject to risks and uncertainties. This could cause the Trust's actual results to differ materially from the forward-looking statements contained in this discussion.

## Overview

RioCan is an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). RioCan is publicly traded and is listed on the Toronto Stock Exchange under the symbol REI.UN.

RioCan is Canada's largest real estate investment trust ("REIT") as measured by assets and total market capitalization. At December 31, 2003 the Trust had ownership interests in a portfolio of 170 shopping centres, with RioCan's owned interest being over 27.8 million square feet.

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions that will increase over the long term. It seeks to do so by following a strategy of owning, developing, managing and operating Canadian retail real estate. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

RioCan's above stated purpose means the key measures by which management evaluates obtaining its objective are: (i) the growth in its distributable income before distributable capital gains ("recurring distributable income" or "RDI" a non-GAAP measure which is discussed under financial liquidity and capital commitments); and (ii) the growth and stability of cash distributions to unitholders. Recent historical data relating to these key measures are as follows:

| (amounts per unit) | Recurring distributable income | % change year over year | Distributions to unitholders | % change year over year |
|---|---|---|---|---|
| 2003 | $ 1.263 | 3.36% | $ 1.140 | 3.17% |
| 2002 | $ 1.222 | 4.62% | $ 1.105 | 2.79% |
| 2001 | $ 1.168 | 4.29% | $ 1.075 | 0.37% |
| 2000 | $ 1.120 | 7.69% | $ 1.071 | 2.98% |
| 1999 | $ 1.040 | | $ 1.040 | |

## Significant Accounting Policies

The discussion and analysis of RioCan's financial position and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Management believes the following significant accounting policies are most affected by judgments and estimates used in the preparation of the Trust's consolidated financial statements. For a detailed description of these and other accounting policies refer to Note 1 of the consolidated financial statements.

**Building amortization**

The Trust is required to assess the useful lives of its income properties for purposes of determining the amount of building amortization to reflect on a quarterly and annual basis. For the two years ended December 31, 2003 and 2002, the Trust recorded amortization on its buildings on a 5% forty-year sinking fund basis. The amortization basis has a direct impact on the Trust's net earnings. (For additional analysis refer to the subsequent discussion relating to future changes in significant accounting policies.)

**Impairment of real estate investments**

The Trust evaluates at least annually, or when events or circumstances occur, the recoverability of its income properties and properties under development and records an impairment provision when the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties are less than the carrying amount of the related property. The Trust's estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

The Trust reviews at least annually, or when events or circumstances occur, its mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets being insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. The Trust's estimates of future cash flow and fair values could vary and result in a significantly different assessment of impairment.

**Guarantees**

The Trust reviews at least annually, or when events or circumstances occur, its contingent liabilities relating to its guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. A contingent liability is recorded by the Trust when the carrying values of the related real estate investments are not recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets being insufficient to cover the obligations and encumbrances in a sale between unrelated parties in the normal course of business. The Trust's estimates of future cash flow and fair values could vary and result in a significantly different assessment of its contingent liabilities.

**Fair value of financial instruments**

The Trust is required to determine at least annually the fair value of its mortgage debt and unsecured debentures. In determining the fair value of these financial instruments, the Trust uses third party or market quotations and internally developed models that reflect estimated market conditions. The Trust's valuations of financial instruments are based on estimates and the fair value of RioCan's financial instruments may change if its estimates do not turn out to be accurate.

## Asset Profile

**Real estate investments**

The specific retail areas in which RioCan invests are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed and dominant regional enclosed malls are generally supermarket or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, convenience-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component.

Income properties are comprised of long-lived income properties (those income properties consistent with RioCan's core investment strategy), properties held for sale and discontinued operations (arising from disposals of long-lived income properties), properties held for resale (properties that are not long-lived assets for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business), real estate investments accounted for using the equity method and deferred leasing costs. Income properties have grown to $3.4 billion at December 31, 2003 from $3.1 billion at December 31, 2002. The change in the components of income properties is discussed below.

Included in real estate investments accounted for using the equity method ("equity-accounted investments") is the Trust's 15% equity interest ($6.9 million at December 31, 2003) in the RioCan Retail Value Limited Partnership ("RRVLP"). RRVLP was formed in August 2003 with a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS") and a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which RioCan's share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At December 31, 2003 RRVLP had acquired four shopping centres with a total cost aggregating $84.5 million. Commencing with the earlier of: (i) the expiration of a three year investment period, or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for a further four years. TIAA-CREF is a major U.S. pension fund, with US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $30 billion in net investment assets.

While RioCan's core investment strategy is to focus on stabilized, low risk retail properties to satisfy its goal of maintaining and creating stable and growing RDI, there are acquisition opportunities where value-added potential exists that are not suitable for RioCan as a sole investor. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

Equity-accounted investments decreased from $25.2 million at December 31, 2002 to $8.7 million at December 31, 2003. This net decrease is attributable to (i) the Trust's new investment in RRVLP, less (ii) the second quarter acquisition by the Trust of an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted for 40% interest which it now proportionately consolidates (see second paragraph below). At December 31, 2003 RioCan's interests in the underlying real estate assets of all its equity-accounted investments was $18.8 million (December 31, 2002 – $106.3 million) and in the related underlying mortgages payable was $8.8 million (December 31, 2002 – $80.0 million).

Pursuant to an accounting release dated September 12, 2003 by the Canadian Institute of Chartered Accountants ("CICA") an entity is required to account prospectively for operating leases in income property acquisitions. The release requires that the cost of income properties be allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of customer relationships. Tangible assets include land and buildings and deferred tangible leasing costs. Prior to the application of this accounting release for income property acquisitions initiated on or after September 12, 2003 the cost of income property acquisitions was only allocated to land and buildings.

Income properties have grown to $3.4 billion at December 31, 2003 from $3.1 billion at December 31, 2002. This change is primarily attributable to acquisitions of $352.0 million during 2003, of which $132.7 million was financed through the assumption of related mortgage debt, and the acquisition by the Trust of an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase in (i) real estate investments of $78 million; and (ii) long-term debt of $76.9 million. During the year ended December 31, 2003 the Trust also completed dispositions with a net carrying amount of $51.9 million, generating gross proceeds of $54.5 million, including $3.6 million of mortgage debt that was assumed by the purchasers. This compares to (i) acquisitions of $768.7 million during the year ended December 31, 2002 of which $311.4 million was financed through the assumption of related mortgage debt, and (ii) dispositions with a net carrying amount of $113.9 million that generated gross proceeds of $127.2 million, including $30.7 million of mortgage debt that was assumed by the purchasers.

The consolidated carrying value of RioCan's owned interest in 27.8 million square feet of gross leasable area is approximately $122 per square foot. At December 31, 2003 RioCan's portfolio had an occupancy rate of 96.3% as compared to 95.8% at December 31, 2002.

Of the acquisitions completed during the year ended December 31, 2003, $31.0 million were acquisitions of a 50% interest, with the other 50% acquired by Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $277.6 million for the corresponding period of 2002. In addition, during 2002 RioCan sold a 50% interest in seven income properties to Kimco for $75.6 million. During 2001 RioCan entered into a strategic alliance with Kimco. Originally, RioCan and Kimco each committed to invest $50 million on a joint venture basis to acquire and develop shopping centres in Canada. Subsequently, this commitment was increased such that both parties agreed to each invest up to $250 million if invested by January 18, 2003 after which time the commitment expired. The strategic alliance described above provided that RioCan grant Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by the Trust. Although this exclusive right of first refusal expired on January 18, 2003 the parties have continued to assess potential joint investments on an ongoing basis. RioCan provides property management, development and leasing services for all the properties that are owned by the joint venture.

Effective for disposals initiated on or after May 1, 2003 the CICA introduced a new accounting standard for disposal of long-lived assets and discontinued operations, which is prospective in application. The application of this standard to RioCan's activities would generally require that a planned disposition of a 100% interest in a long-lived income property be classified as discontinued operations. Alternatively, a planned disposition of less than a 100% interest in a long-lived income property would require classification as income properties held for sale. Subsequent to a transfer in either case, RioCan would no longer record amortization of buildings and deferred leasing costs on these long-lived income properties.

As a result of the application of this new disposal standard, during the third quarter of 2003 the Trust transferred $3.7 million of long-lived income properties to discontinued operations, consisting of a non-retail income property. The disposition was completed in November 2003. The Trust recorded a loss on the disposition of this asset of $1.9 million during 2003.

In addition to the above described 2003 dispositions of income properties with a net carrying amount of $51.9 million, during the third quarter of 2003 the Trust completed dispositions of 70% interests in two long-lived income properties for which the net carrying amount of $52.3 million had been transferred to income properties held for sale at the end of the second quarter of 2003. These dispositions generated gross proceeds of $52.4 million, including $18.5 million of mortgage debt that was assumed by the purchaser. The Trust will continue to provide property management, development and leasing services to the resulting co-ownership.

RioCan's portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with dedicated internal leasing professionals who represent RioCan and deal with tenant representatives. The costs associated with internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $14.5 million for the year ended December 31, 2003 versus $15.9 million for the comparable period in 2002. RioCan also invests capital on an ongoing basis for the maintenance of its properties. Typical costs incurred are for roof replacement programs and the paving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of its business, RioCan expands and redevelops existing shopping centres. The costs related to these activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, interest on both specific and general debt. Some long-lived property acquisitions require substantial capital expenditures to enable them to compete effectively. The Trust takes these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price.

Properties under development were $103.6 million at December 31, 2003 as compared to $90.5 million at December 31, 2002. During the year ended December 31, 2003 $74.0 million was expended on expansion opportunities and other development related expenditures as compared to $67.6 million for the comparable period in 2002. The balance of the change for both 2003 and 2002 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) to properties under (re)development.

During the year ended December 31, 2003 $6.9 million of cash was invested in capital expenditures on income properties, which, when taken together with $74.0 million of cash expended on properties under development, resulted in a total cash outflow during 2003 of $80.9 million for capital expenditures on income properties and properties under development. During the comparative period in 2002 $14.6 million of cash was invested in capital expenditures on income properties, which, when taken together $67.6 million of cash expended on properties under development, resulted in a total cash outflow of $82.2 million for capital expenditures on income properties and properties under development.

The Trust has a limited development program primarily focused on new format retail centres. The provisions of RioCan's Declaration have the effect of limiting investments in non-income producing assets to no more than 15% of unitholders' equity. To minimize risks, developments are generally undertaken with established developers either on a joint venture or co-tenancy basis, or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is to not participate in the acquisition of land unless it is fully zoned and generally 65% of the buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels. As a part of its development program, RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions are generally structured either as co-tenancies or as participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property (essentially, upon or after substantial completion).

Mortgages and loans receivable increased to $81.3 million at December 31, 2003 from $72.7 million at December 31,2002. At December 31, 2003 the components comprising the Trust's mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $22.4 million (2002 – $18.6 million); (ii) participating mortgages and loans receivable – $52.0 million (2002 – $43.8 million); and (iii) other mortgages and loans receivable – $6.9 million (2002 – $10.3 million).

Advances of mortgages and loans receivable during the year ended December 31, 2003 totaled $24.2 million as compared to $31.0 million for the comparable period in 2002. Principal repayments of such amounts totaled $22.3 million during the year ended December 31, 2003 a decrease from $120.5 million for the comparable period in 2002. During the year ended December 31, 2003 approximately $11.3 million of principal was repaid by borrowers with the proceeds of the Trust's acquisitions of the borrowers' interests in certain properties (including through the exercise of options to purchase) that had been financed by the Trust through participating and co-owners mortgage loans as compared to $99.6 million for the corresponding period in 2002. Other repayments during 2003 and 2002 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the December 31, 2003 balance of participating mortgages and loans receivable, up to $28.3 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At December 31, 2003 the exercise of these options would have resulted in an increase in real estate investments and mortgages payable of approximately $29.5 million.

**Other operating items**

Rents receivable decreased to $13.6 million at December 31, 2003 from $17.9 million at December 31, 2002. The decrease is primarily attributable to increased collections of property tax and common area billings to tenants. Prepaid expenses and other assets increased to $34.8 million at December 31, 2003 from $30.1 million at December 31, 2002. This increase is primarily attributable to an increase in prepaid operating costs and deferred acquisition costs. Accounts payable and accrued liabilities increased to $150.8 million at December 31, 2003 from $146.8 million at December 31, 2002. This increase is primarily attributable to: (i) an increase in accrued interest payable resulting from the increase in mortgages payable; (ii) an increase in deferred income; (iii) an increase in unitholders' distributions payable; partially offset by (iv) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures.

Changes in other non-cash operating items (i.e. working capital) used $10.2 million of cash for the year ended December 31, 2003 compared to providing cash of $24.1 million for the comparative period in the prior year. The increased cash outflows during the twelve months ended December 31, 2003 are attributable to, amongst other items: (i) increased prepayments of operating costs; (ii) an increase in accrued interest receivable resulting from the decrease in mortgage receivable principal repaid as compared to 2002 by borrowers with the proceeds of the Trust's acquisitions of the borrowers' interests in properties; which were partially offset by; (iii) an increase in the amount of collections of property tax and common area billings to tenants; (iv) the sale of a property held for resale; and (v) an increase in accrued interest expense to be paid after the fourth quarter of 2003 resulting from the increase in mortgages payable.

## Capital Structure and Liquidity

RioCan finances its operations with various forms of capital, including equity, bank debt, long-term mortgage financing on completed income properties, unsecured debentures and short- to medium-term construction financing on properties under development.

**Debt**

RioCan's sources of debt include domestic and foreign mortgage lenders, the unsecured debenture market and conventional bank borrowings.

Standard & Poor ("S&P") and the Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). Notwithstanding these unitholder approved limits, RioCan limits its debt to 55% of aggregate assets. At December 31, 2003 the Trust's indebtedness was 53.1% of aggregate assets and RioCan could therefore incur additional indebtedness of $165.2 million and still adhere to its policy of not exceeding a 55% leverage limitation. Comparatively, at December 31, 2002 the Trust's indebtedness was 51.9% of aggregate assets and RioCan could therefore incur additional indebtedness of over $231 million and still adhere to its policy of not exceeding a 55% leverage limitation.

At December 31, 2003 aggregate indebtedness of the Trust was $2.06 billion as compared to $1.75 billion at December 31, 2002. At December 31, 2003 the composition of RioCan's aggregate indebtedness was as follows: (i) mortgages payable of $1.72 billion (83.6% of aggregate indebtedness) as compared to $1.4 billion (80.6% of aggregate indebtedness) for the comparative period in 2002; and (ii) debentures payable of $338.7 million (16.4% of aggregate indebtedness) as compared to $338.7 million (19.4% of aggregate indebtedness) for the comparative period in 2002.

The increase in indebtedness during the year ended December 31, 2003 resulted primarily from: (i) new secured debt cash borrowings of $297.7 million; (ii) $132.7 million of mortgage financing assumed on the acquisition of real estate investments; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, the Trust now proportionately consolidates these interests in those investments resulting in an increase of long-term debt of $76.9 million; and (iv) the repayment of mortgage debt of $194.1 million (including $38.1 million in scheduled amortizations and $27.9 million of mortgage debt assumption by purchasers). During the comparative period in 2002 RioCan: (i) received cash proceeds of $332.3 million from new mortgage debt borrowings and gross proceeds of $125.0 million from the issue of Series C senior unsecured debentures; (ii) $311.4 million of mortgage financing was assumed on the acquisition of real estate investments; (iii) repayments of $263.1 million of such debt (including $27.9 million through scheduled amortizations and $30.7 million of mortgage debt assumption by purchasers); and (iv) the repayment of $86.3 million Series A senior unsecured debentures (and $13.7 million was extended by the holders to October 31, 2007).

At December 31, 2003 and 2002 RioCan had four series of senior unsecured debentures outstanding totaling $338.7 million. Such debt requires no ongoing scheduled repayments of principal amortization.

The vast majority of RioCan's mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). This policy has been followed as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, the Trust's mortgages and debentures payable bear a December 31, 2003 year end weighted average interest rate of 7.1% with a weighted average term to maturity of 6 years, and have repayments for the next five years ending December 31 as follows: 2004 – $105.1 million of which $43.8 million relates to scheduled amortizations (5.1% of aggregate indebtedness); 2005 – $169.8 million of which $43.4 million relates to scheduled amortizations and $50.0 million relates to a debenture maturity (8.3% of aggregate indebtedness); 2006 – $243.7 million of which $43.6 million relates to scheduled amortizations and of which $125.0 million relates to a debenture maturity (11.8% of aggregate indebtedness); 2007 – $402.9 million of which $42.5 million relates to scheduled amortizations and of which $163.7 million relates to debenture maturities (19.6% of aggregate indebtedness); and, 2008 – $198.4 million of which $37.9 million relates to scheduled amortizations (9.6% of aggregate indebtedness).

Included in 2004 maturities are: (i) $43.8 million of scheduled amortizations; (ii) $9.7 million in construction loans that are expected to be refinanced with long-term financing at completion of the (re)developments; and (iii) $51.6 million of mortgage debt maturing in 2004. It is expected that all maturities will be refinanced or repaid in the normal course.

At December 31, 2003 RioCan had revolving lines of credit in place totaling $102.5 million with major Canadian financial institutions, against which $20.6 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

**Off balance sheet assets and liabilities and guarantees**

Certain of RioCan's mortgages receivable contain income participation rights in the underlying real estate. In addition, RioCan has real estate investments accounted for using the equity method. Had proportionate consolidation been used for these real estate investments, there would be no impact on RDI; however, RioCan's interest in the underlying real estate assets of these investments would have resulted in increases in: (i) real estate investments of $38.2 million; and (ii) long-term debt of $38.3 million. Furthermore, the Trust's indebtedness would have increased to 53.5% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2003 such guarantees amounted to $336.5 million, expire between 2004 and 2019, and no amount has been provided for in the consolidated financial statements. Management has determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

**Equity**

RioCan has an equity market capitalization of approximately $2.7 billion based on its unit price of $15.30 on the Toronto Stock Exchange at December 31, 2003.

Unit issue net proceeds for the year ended December 31, 2003 were $242.9 million as compared to $134.9 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) the April 2003 issue of 11,000,000 units for gross proceeds of $140.3 million and the October 2003 issue of 5,000,000 units for gross proceeds of $70.5 million as compared to the May 2002 issue of 9,000,000 units for gross proceeds of $108.9 million; (ii) 1.7 million units issued under the distribution reinvestment plan and direct purchase plans in 2003 versus 1.5 million units for the comparative period of 2002; and (iii) 1.8 million units were issued under the trustee and employee unit option plan in 2003 versus 1.4 million units in the corresponding period for 2002.

The Trust provides long term incentives to employees by granting options through the unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage executives and employees to acquire an ownership interest in the Trust over a period of time which acts as a financial incentive for such persons to consider the long term interests of the Trust and its unitholders. During the year ended December 31, 2003 1.1 million unit options (2002 – 1.4 million) were granted by the Trust.

At December 31, 2003 there were 2,500,000 warrants outstanding that were issued to Kimco in September 2001. Each warrant expires on September 7, 2006 and entitles Kimco to acquire one unit of the Trust at $11.02.

**Financial liquidity and capital commitments**

S&P and the DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at December 31, 2003 was SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At December 31, 2003 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

RioCan's Declaration requires it to distribute to unitholders 90% or more of its RDI with the balance being retained by the Trust for use in its operations. For the year ended December 31, 2003 RioCan distributed 90.3% of its RDI as compared to 90.4% for the comparative period of 2002. On December 10, 2003 the Trust increased its monthly distribution from $0.095 per unit to $0.0975 per unit.

The Declaration requires RDI to be calculated generally as annual net earnings excluding gains and losses from real estate investments, amortization of buildings, provisions for impairment of real estate investments and other items that are not, in the view of the Trustees, proper determinants of the actual operating income of the Trust. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI may differ from other issuers' methods and accordingly RDI may not be comparable to measures used by other issuers.

RDI has been calculated in accordance with the Declaration, as follows:

*(thousands of dollars, except per unit amounts)*

| Years ended December 31 | 2003 | 2002 |
|---|---|---|
| **Net earnings** | **$ 182,416** | $ 172,208 |
| Amortization | **29,859** | 24,794 |
| (Gain) loss from real estate investments | **1,581** | (7,786) |
| Recurring distributable income | **213,856** | 189,216 |
| Retention of recurring distributable income | **(20,845)** | (18,101) |
| **Distributions to unitholders** | **$ 193,011** | $ 171,115 |
| *Per unit* | | |
| Recurring distributable income | **$ 1.263** | $ 1.222 |
| Retention of recurring distributable income | **(0.123)** | (0.117) |
| **Distributions to unitholders** | **$ 1.140** | $ 1.105 |

During the year ended December 31, 2003 distributions to unitholders increased by 12.8% to $193.0 million compared to $171.1 million for 2002. RioCan generated $213.9 million of RDI as compared to $189.2 million in 2002, an increase of 13.1% over the prior year. Of the 2003 distributions to unitholders $22.0 million (11.4%) was reinvested by unitholders through the distribution re-investment program as compared to $16.7 million (9.8%) for 2002.

During the year ended December 31, 2003 distributions to unitholders per unit increased by 3.2% to $1.140 per unit as compared to $1.105 per unit in 2002. RDI per unit increased by 3.4% to $1.263 per unit as compared to $1.222 per unit in 2002.

During 2003 the Trust completed two "bought deal" equity issues for 16,000,000 units aggregating gross proceeds of $210.8 million as compared to one such equity issue for 9,000,000 units aggregating gross proceeds of $108.9 million for the comparative period of 2002. The October 2003 equity issue was executed on a private placement basis. The equity issue proceeds were (or are to be) used for, among other things, repaying indebtedness, acquiring real estate investments, funding (re)development projects, expanding and improving properties and other investments.

RioCan ended 2003 with $157.7 million of cash and short-term investments and over $81.9 million of available undrawn annual bank lines of credit. These bank credit facilities are available to fund property acquisitions and (re)developments and to meet short term working capital requirements. RioCan intends to renew its bank credit facilities prior to their maturity dates.

As previously stated RioCan has a policy of not exceeding its debt to 55% of aggregate assets. At December 31, 2003 the Trust's indebtedness was 53.1% of aggregate assets and RioCan could therefore incur additional indebtedness of $165.2 million and still adhere to its policy of not exceeding a 55% leverage limitation.

At December 31, 2003 the Trust was committed under long term operating leases primarily relating to income properties, with various expiry dates to 2029. Minimum annual rentals for the next five years ending December 31 are as follows: 2004 – $3.8 million; 2005 – $4.2 million; 2006 – $4.2 million; 2007 – $4.2 million; and 2008 – $1.7 million.

The costs-to-complete properties under development at December 31, 2003 were approximately $56.0 million and there was a $30.9 million forward purchase commitment for the remaining 50% interest of an income property which is to be completed in January 2004 and was funded by cash consideration of $9.2 million and the assumption of mortgage debt of $21.7 million.

On September 22, 2003 RioCan filed a renewal of its short form base shelf prospectus which will allow the Trust, during the two year period that this prospectus remains valid, to issue senior unsecured debt securities in an aggregate principal amount of up to $275 million. At December 31, 2003 no debt had been issued under this renewal short form base shelf prospectus.

RioCan anticipates that cash flows from operations will continue to provide adequate capital to fund its operating and administrative expenses, regular interest costs on its debt and distributions to unitholders. In addition, the Trust anticipates that cash on hand, borrowings under its revolving credit facilities, and its ability to access public equity and debt markets, should it decide to take such action, will provide the necessary capital required by the Trust to fund its ongoing capital commitments and obligations and execute its business plan.

## Results Of Operations

The Trust reported net earnings of $182.4 million for the year ended December 31, 2003 as compared with net earnings of $172.2 million for the comparative period in 2002. Net earnings per unit (basic) for the year ended December 31, 2003 were $1.08 versus $1.11 for the comparative period in 2002. Net earnings for the year ended December 31, 2003 included gains from real estate investments of $0.4 million and a disposition loss from discontinued operations of $1.9 million versus gains from real estate investments of $7.8 million in the comparable period of 2002.

### Revenue

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore, accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

Rental revenue increased by 16.3% to $507.8 million for the year ended December 31, 2003 from $436.7 million for the corresponding period in 2002. The increase resulted primarily from: (i) the full year impact of net acquisitions of $654.8 million in income properties during 2002; (ii) net acquisitions of $325.8 million of income properties during 2003; and (iii) as previously discussed, the Trust acquired an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase in rentals related to the 40% interest; (iv) the balance of the increase primarily relates to the completion of (re)development projects, new leasing within the property portfolio, and an overall increase in the portfolio occupancy rate to 96.3% at December 31, 2003 as compared to 95.8% at December 31, 2002. Additionally, rental revenue includes income from equity investments in income properties of $0.9 million (2002 – $3.2 million), the decrease is primarily attributable to the above described change to proportionate consolidation upon the acquisition of the additional 20% interest.

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees. Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

Fee income increased by 28.7% to $13.9 million for the year ended December 31, 2003 from $10.8 million for the comparative period during 2002. The increase resulted primarily from: (i) an increase in property management fees earned during 2003 primarily as a result of the joint venture acquisitions made with Kimco during 2002; and (ii) increased asset management fees earned related to new joint venture initiatives.

Interest charged on mortgages and loans receivable and interest earned on cash balances decreased by 35.6% to $10.2 million for the year ended December 31, 2003 from $15.8 million for 2002. This decrease is due to substantial net repayments made by borrowers on mortgages receivable throughout 2002 as previously discussed. As such, RioCan earned interest income on higher mortgage receivable balances during 2002.

**Expenses**

Operating costs increased 15.8% to $167.6 million from $144.8 million for the comparative period during 2002. Included in operating costs are property taxes of $101.5 million which increased by 14.3% from $88.8 million for the comparative period during 2002. Building and deferred tangible leasing costs amortization increased 19.1% to $36.2 million from $30.4 million for the comparative period during 2002. These increases resulted primarily from: (i) the full year impact of net acquisitions of $654.8 million in income properties during 2002; (ii) net acquisitions of $325.8 million of income properties during 2003; (iii) as previously discussed, the Trust acquired an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase related to the 40% interest; and (iv) the completion of (re)development projects within the portfolio.

Interest expense increased by 18.5% to $137.8 million during the year ended December 31, 2003 from $116.3 million in the comparable period for 2002. This increase is primarily attributable to: (i) RioCan having higher debt levels than in prior periods as a result of the increase in permitted leverage approved by its unitholders and debenture holders in 2001; and (ii) the additional debt undertaken to finance RioCan's net acquisition program of $654.8 million in income properties during 2002 and the net acquisitions of $325.8 million in income properties during 2003. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principle and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during 2003 of $9.2 million represents 6.7% of interest expense, an increase from $6.5 million or 5.6% for the comparable period in 2002. The increase in capitalized interest is commensurate with the increase in (re)development activities undertaken by RioCan during 2003.

General and administrative expense includes expenses for general Trust activities and real estate investment asset management functions. Expenses for property management, and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 10.3% to $16.0 million during the year ended December 31, 2003 from $14.5 million in the comparable period for 2002. Amounts capitalized to real estate investments during 2003 of $3.3 million represent 20.6% of general and administrative expense as compared to $3.2 million or 22.2% for 2002. The relative decrease in general and administrative expense capitalized is commensurate with the increase in fee related services undertaken by the Trust during 2003.

The non-controlling interest charge to net earnings was $1.8 million during the year ended December 31, 2003 as compared to $2.6 million for 2002. The charge represents an allocation of a subsidiary's net earnings from a real estate investment to the non-controlling interest. In September 2003 that non-controlling interest was redeemed for cash consideration of $52.8 million.

**Gain from real estate investments**

Included in net earnings for the year ended December 31, 2003 are $0.4 million of gains from real estate investments arising from sales as compared to $7.8 million for the corresponding period of 2002, which amount was comprised of: (i) $11.5 million of gains from sales of real estate investments sold in 2002; and (ii) a $3.7 million provision for diminution in valuation of two real estate investments recorded on two shopping centres whose book value exceeded their net recoverable amount during 2002. The actual cash generated from real estate investments sales during 2003 was $80.5 million (73.0% of proceeds) versus $84.1 million (73.2% of proceeds) for the comparative period of 2002. Cash generated from 2003 dispositions was proportionate to 2002 primarily due to the property dispositions in both periods having proportionately similar related mortgage debts and therefore proportionately similar mortgage debts were assumed by the purchasers.

## Funds From Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. RioCan's method of calculating FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

RioCan considers FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net income that may not necessarily be the best determinates of RioCan's operating performance (such as gains or losses on the sale of, and provisions for impairment against, real estate investments).

A reconciliation of GAAP net earnings to FFO is as follows:

*(thousands of dollars, except per unit amounts)*

| Years ended December 31 | 2003 | 2002 |
|---|---|---|
| Net earnings | **$ 182,416** | $ 172,208 |
| Amortization | **37,710** | 31,856 |
| Gain from real estate investments | **(354)** | (7,786) |
| Discontinued operations | **2,743** | 272 |
| Funds from operations | **$ 222,515** | $ 196,550 |
| *Per unit* | | |
| Funds from operations per weighted average number of units outstanding | **$ 1.32** | $ 1.27 |

FFO increased by 13.2% to $222.5 million during the year ended December 31, 2003 from $196.6 million for the corresponding period of 2002. FFO per unit increased by 3.9% to $1.32 per unit during the year ended December 31, 2003 from $1.27 per unit for the corresponding period of 2002.

## Future Changes In Significant Accounting Policies

The CICA has recently issued accounting pronouncements that will impact the accounting policies of the Trust during its year ending December 31, 2004. They are as follows:

**1. Accounting for impairment of long-lived assets**

The CICA's new accounting standard for impairment of long-lived assets require an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. This standard is prospective in application and effective for the Trust's 2004 fiscal year. RioCan has estimated that the impact of the adoption of this standard will not have a material impact on the Trust's financial position or results of operations.

**2. Amortization of income properties**

The CICA has adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method is currently used by the Trust in amortizing its income properties. This standard is prospective in application and effective for the Trust's 2004 fiscal year. Commencing January 1, 2004 the Trust expects to amortize the net carrying amount of its buildings using the straight-line method over a forty year estimated useful life period. Based on RioCan's net carrying amount of buildings at December 31, 2003 RioCan expects that the estimated impact of the adoption of this standard will increase building amortization during 2004 by between $45 million and $50 million with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. There will be no impact on RDI as a result of the adoption of this standard by the Trust.

**3. Revenue recognition**

The CICA has adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for stepped rent leases (leases with contractual increases at specified periods during the lease term) on a contractual basis. This standard is prospective in application and effective for the Trust's 2004 fiscal year. Commencing on January 1, 2004 the Trust will account for minimum rental revenue on a straight-line basis, whereby the total amount of rents to be received under a lease is recognized in income in equal periodic amounts over the term of the respective lease. The Trust has estimated that the impact of the adoption of this standard will increase rental revenue and other assets during 2004 by between $4 million and $5 million with corresponding increases to net earnings and unitholders' equity.

**4. Stock-based compensation**

The CICA has adopted recommendations that will require RioCan to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust will recognize the cumulative effect by making an adjustment to opening unitholders' equity without restatement. With respect to unvested unit option grants outstanding at December 31, 2003 RioCan has estimated that the impact of the adoption of this standard will increase general and administrative costs during 2004 by approximately $0.7 million with a corresponding decrease to net earnings. There will be no impact on unitholders' equity.

## Risks And Uncertainties

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. RioCan's net earnings and funds available for distributions to unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to the Trust or if RioCan were unable to lease a significant amount of available space in its properties on economically favorable lease terms.

**Tenant concentrations**

RioCan seeks to reduce its operating and leasing risks in managing its shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of the Trust's gross revenue, and by ensuring a considerable portion of its revenue is earned from national and anchor tenants. As previously indicated, management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. The components of RioCan's tenant concentration risk strategy are discussed below.

The following tables illustrate the geographical diversification of RioCan's retail property portfolio:

At December 31, 2003

| Province | RioCan's interest in gross leasable area (Sq ft in '000) | RioCan's interest in gross leaseable area (%) | Net carrying amount of income properties (000's) | Net carrying amount of income properties (%) | Annualized gross rental revenue (%) |
|---|---|---|---|---|---|
| Ontario | 17,212 | 61.9% | $ 2,172 | 64.1% | 64.4% |
| Québec | 3,909 | 14.1% | 374 | 11.0% | 12.1% |
| Alberta | 2,239 | 8.0% | 351 | 10.4% | 8.9% |
| Saskatchewan | 1,536 | 5.5% | 233 | 6.9% | 4.7% |
| British Columbia | 1,452 | 5.2% | 137 | 4.0% | 5.7% |
| New Brunswick | 934 | 3.4% | 69 | 2.0% | 2.5% |
| Newfoundland | 183 | 0.7% | 16 | 0.5% | 0.4% |
| Manitoba | 179 | 0.6% | 24 | 0.7% | 0.7% |
| Prince Edward Island | 165 | 0.6% | 14 | 0.4% | 0.6% |
| | 27,809 | 100.0% | $ 3,390 | 100.0% | 100.0% |

Lease maturities are staggered to ensure that there is no over-exposure to large amounts of rollovers in any given year. At December 31, 2003 the proportion of the Trust's leasable area for which leases expire over the next five years is as follows: 2004 – 5.3%; 2005 – 7.8%; 2006 – 8.2%; 2007 – 7.1%; and 2008 – 7.3%.

RioCan's 10 largest tenants (based on annualized gross rental revenue) and the weighted average term remaining on their leases were as follows:

| | | At December 31, 2003 | | At December 31, 2002 | |
|---|---|---|---|---|---|
| Ranking | Tenant | **Weighted average gross rental revenue (%)** | **Weighted average remaining lease term (years)** | Weighted average gross rental revenue (%) | Weighted average remaining lease term (years) |
| 1. | Wal-Mart | **6.1%** | **13.6** | 6.2% | 14.4 |
| 2. | Zellers | **4.6%** | **11.3** | 4.4% | 11.6 |
| 3. | A&P/Dominion | **4.3%** | **11.5** | 4.3% | 12.0 |
| 4. | Famous Players | **3.7%** | **17.1** | 3.9% | 18.2 |
| 5. | Loblaws | **3.4%** | **9.0** | 3.5% | 9.9 |
| 6. | Winners/HomeSense | **2.9%** | **7.2** | 2.4% | 7.8 |
| 7. | Métro-Richelieu | **2.4%** | **7.1** | 2.4% | 6.5 |
| 8. | Staples/Business Depot | **2.2%** | **11.1** | 2.2% | 12.1 |
| 9. | Canadian Tire | **1.8%** | **12.7** | 1.7% | 12.9 |
| 10. | Shoppers Drug Mart | **1.8%** | **7.0** | 1.8% | 7.6 |
| | | **33.2%** | | 32.8% | |

At December 31, 2003: (i) 80.1% of RioCan's annualized gross rental revenue was derived from, and 80.3% of its space was leased to, national and anchor tenants; (ii) no individual tenant comprised more than 6.1% of the portfolio's annualized gross revenue; (iii) over 49.4% of annualized gross rental revenue was derived from its 25 largest tenants; (iv) 12.8% of RioCan's annualized gross rental revenue came from national and regional supermarket chains; and (v) RioCan had over 4,600 individual tenancies.

Many of the Trust's long term leases contain provisions designed to mitigate the impact of inflation. Such leases may include clauses enabling RioCan to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds and/or escalation clauses which generally increase rental rates during the term of the leases. In addition, many of the Trust's leases are for terms less than 10 years which permits RioCan to seek to increase rents to market rates upon renewal. The majority of RioCan's leases require tenants to pay an allocable share of operating expenses, including common area maintenance costs, insurance and property taxes, thereby reducing the Trust's exposure to increases in costs and operating expenses resulting from inflation.

In addition, in order to reduce RioCan's exposure to the risks relating to the credit and financial stability of its tenants, the Trust's Declaration restricts the amount of space which can be leased to any tenant and that tenant's affiliates (generally, other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof) to premises or space having a fair market value, net of encumbrances, of no more than 20% of the aggregate amount of unitholders' equity of RioCan and the amount of accumulated amortization of income properties calculated in accordance with GAAP. As indicated above, at December 31, 2003 RioCan's largest tenant based on gross revenue was Wal-Mart at 6.1%.

In summary, the principal operating risk facing the Trust is the potential for declining revenue if it cannot maintain the existing high occupancy levels of its properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. As discussed above, the Trust mitigates the risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Thorough credit assessments are conducted for all new leasing. To further safeguard against the risk of declining revenue, RioCan invests primarily in supermarket and junior department store-anchored, neighbourhood, convenience-oriented shopping centres which are always required to service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants.

### Interest rate and other debt related risks

Profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of real estate investments by the Trust. RioCan seeks to reduce its interest rate risks by extending the average maturity of its long term debt and limiting the use of floating rate debt so as to minimize its exposure to interest rate fluctuations. At December 31, 2003 RioCan's total indebtedness had a 6 year weighted average term to maturity bearing a weighted average interest rate of 7.1%. At December 31, 2003 less than 0.5% of RioCan's total indebtedness was at floating interest rates as compared to 4.3% for 2002. Additionally, for the year ended December 31, 2003 and 2002 RioCan's interest coverage ratio (calculated based on net earnings before interest, taxes, depreciation and amortization) was 2.6 times.

Additionally, interest rates may also impact investor attitudes as they influence capitalization rates sought by investors. Consequently, the current environment of historically low interest rates tends to positively impact operations; a change in this environment may have the opposite impact.

A further risk to RioCan's growth program is that of not having sufficient debt capital available to it. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing debt capital may become more difficult. While not yet an impediment to growth, RioCan seeks to mitigate this potential risk by making use of the Canadian commercial-backed security market and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent liabilities that must be met regardless of whether the property is producing any income. If RioCan is unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

### Liquidity risk

Real estate investments are relatively illiquid. This illiquidity will tend to limit the ability of RioCan to vary its portfolio promptly in response to changed economic or investment conditions. If RioCan were required to quickly liquidate its assets, there is a risk that RioCan would realize sale proceeds of less than the current book value of RioCan's real estate investments.

### Competition for real estate investments

A risk to RioCan's growth through acquisitions is its competition for real estate investments. RioCan competes for suitable real estate investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by RioCan. Many of these investors have similar financial resources to those of RioCan, or operate without RioCan's investment restrictions, or according to more flexible conditions. As the attractiveness of this class of real estate has become increasingly widely recognized, the competition for acquiring these assets has increased commensurately. As such, the risks to RioCan are: (i) that it will not be able to continue to acquire high-quality retail assets; and (ii) an increase in competition for real property investments may thereby increase purchase prices and reduce the yield thereon. The Trust has partially mitigated this risk through its involvement in greenfield development by way of its participating mortgage lending program.

### Governmental regulation and environmental matters

The Trust's assets and operations are inherently not subject to a high level of environmental risk. Under various federal and provincial laws, RioCan as an owner and operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect the Trust's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the Trust.

It is RioCan's policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is RioCan's practice to periodically inspect tenant premises that may be subject to environmental risk. RioCan maintains insurance to cover a sudden and/or accidental environmental mishap.

### Construction risk

Due to its involvement in development activities, the Trust is subject to risks such as construction or other unforeseeable delays and cost overruns. To mitigate such risks, the Trust undertakes development projects with developers possessing a proven track record of success. The risks are further minimized through adherence to a policy of not commencing construction until satisfactory levels of pre-leasing/sales are achieved, generally defined to be 65% of leasable area. In addition, the overall capital that can be committed at any one time to all such projects is limited by its Declaration to no more than 15% of unitholders' equity.

### Unitholder liability

In its economic statement delivered on December 17, 2003, the Ontario Government announced that it will propose technical legislative changes to clarify that investors in publicly traded trusts will not be liable for the activities of the trust. Should the legislation be passed, the Province of Ontario will have legislated limited liability for unitholders in publicly traded REITs and income trusts.

Additionally, RioCan's Declaration generally provides that no unitholder will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only assets of RioCan are intended to be liable and subject to levy or execution. The Declaration further provides that certain written instruments signed by RioCan (including all mortgages, leases and other written instruments creating a material obligation of RioCan) must contain a provision to the effect that such obligation will not be binding upon unitholders personally and that no personal liability will attach in Canada to the holders of units for contract claims under any written instrument containing such a provision disclaiming personal liability. However, in conducting its affairs, RioCan has acquired and may acquire real estate investments subject to existing contractual obligations, including obligations under mortgages and leases that do not include such provisions. RioCan seeks to use its best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future. The possibility of any personal liability arising is considered remote.

# MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of RioCan Real Estate Investment Trust were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Canadian generally accepted accounting principles. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Trustees oversees management's responsibility for financial reporting through an Audit Committee, which is composed entirely of trustees who are independent of RioCan. This committee reviews RioCan's consolidated financial statements with both management and the independent auditors before such statements are approved by the Board. Other key responsibilities of the Audit Committee include monitoring RioCan's existing internal control procedures and advising the trustees on auditing matters and financial reporting issues.

Soberman LLP, independent auditors appointed by the unitholders of RioCan upon recommendation of the Audit Committee, have examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon the completion of such examination in the following report to the unitholders. The auditors have full and free access to, and meet at least quarterly with, the Audit Committee to discuss their audit and related findings.

**Edward Sonshine, Q.C.**
President and Chief Executive Officer

**Robert Wolf**
Vice President and Chief Financial Officer

Toronto, Canada
January 22, 2004

To the Unitholders of RioCan Real Estate Investment Trust

We have audited the consolidated balance sheets of RioCan Real Estate Investment Trust as at December 31, 2003 and 2002 and the consolidated statements of earnings, unitholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the two years then ended in accordance with Canadian generally accepted accounting principles.

Soberman LLP

Chartered Accountants

Toronto, Canada
January 22, 2004

| *(in thousands)* At December 31 | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Real Estate Investments | | |
| Income properties *(Note 2)* | **$3,399,516** | $3,077,184 |
| Properties under development *(Note 3)* | **103,593** | 90,520 |
| Mortgages and loans receivable *(Note 5)* | **81,293** | 72,695 |
| | **3,584,402** | 3,240,399 |
| Rents receivable | **13,614** | 17,866 |
| Prepaid expenses and other assets *(Note 6)* | **34,834** | 30,064 |
| Cash and short-term investments | **157,741** | 5,766 |
| | **$3,790,591** | $3,294,095 |
| **Liabilities** | | |
| Mortgages payable *(Note 7)* | **$1,720,431** | $1,407,374 |
| Debentures payable *(Note 8)* | **338,693** | 338,693 |
| Accounts payable and accrued liabilities *(Note 9)* | **150,727** | 146,756 |
| | **2,209,851** | 1,892,823 |
| Non-controlling interest *(Note 2)* | **–** | 52,800 |
| **Unitholders' Equity** | | |
| Unitholders' Equity | **1,580,740** | 1,348,472 |
| | **$3,790,591** | $3,294,095 |

*The accompanying notes are an integral part of the financial statements*

Approved by the Board of Trustees

**Paul Godfrey**
Chairman of the Board of Trustees

**Edward Sonshine, Q.C.**
Trustee

## CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

*(in thousands)*

| Years ended December 31 | 2003 | 2002 |
|---|---|---|
| Balance, beginning of year | $1,348,472 | $1,212,451 |
| Net earnings | 182,416 | 172,208 |
| Distributions to unitholders *(Note 14)* | (193,011) | (171,115) |
| Unit issue proceeds | 250,353 | 139,526 |
| Unit issue expenses | (7,490) | (4,598) |
| Balance, end of year | $1,580,740 | $1,348,472 |
| Units issued and outstanding *(Note 10)* | 178,050 | 158,573 |
| Weighted average number of units outstanding | 168,960 | 154,813 |

*The accompanying notes are an integral part of the financial statements.*

## CONSOLIDATED STATEMENTS OF EARNINGS

*(in thousands, except per unit amounts)*

| Years ended December 31 | 2003 | 2002 |
|---|---|---|
| **Revenue** | | |
| Rentals | $ 507,848 | $ 436,727 |
| Fee income | 13,912 | 10,806 |
| Interest income | 10,196 | 15,829 |
| Total revenue | 531,956 | 463,362 |
| **Expenses** | | |
| Operating costs | 167,622 | 144,751 |
| Interest *(Note 4)* | 128,563 | 109,831 |
| General and administrative *(Note 4)* | 12,764 | 11,261 |
| Non-controlling interest | 1,843 | 2,550 |
| Amortization of buildings | 27,634 | 23,084 |
| Amortization of deferred leasing costs | 8,526 | 7,314 |
| Total expenses | 346,952 | 298,791 |
| | 185,004 | 164,571 |
| Gain from real estate investments *(Note 17)* | 354 | 7,786 |
| Net earnings from continuing operations | 185,358 | 172,357 |
| Net loss from discontinued operations *(Note 2)* | (2,942) | (149) |
| **Net earnings** | $ 182,416 | $ 172,208 |
| **Net earnings per unit – basic** | | |
| Continuing operations | $ 1.10 | $ 1.11 |
| Discontinued operations | (0.02) | – |
| **Net earnings** | $ 1.08 | $ 1.11 |
| **Net earnings per unit – diluted** | | |
| Continuing operations | $ 1.09 | $ 1.11 |
| Discontinued operations | (0.02) | – |
| **Net earnings** | $ 1.07 | $ 1.11 |

*The accompanying notes are an integral part of the financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(in thousands, except per unit amounts)*

| Years ended December 31 | 2003 | 2002 |
|---|---|---|
| **Cash flow provided by (used in):** | | |
| **Operating activities** | | |
| Net earnings | $ 182,416 | $ 172,208 |
| *Items not affecting cash* | | |
| Amortization | 37,710 | 31,856 |
| Gain from real estate investments | (354) | (7,786) |
| Discontinued operations | 2,743 | 272 |
| Expenditures on deferred leasing costs | (14,454) | (15,886) |
| Change in other non-cash operating items | (10,190) | 24,065 |
| **Cash flow provided by operating activities** | 197,871 | 204,729 |
| **Investing activities** | | |
| Acquisition of income properties | (174,925) | (403,544) |
| Capital expenditures on income properties and properties under development | (80,864) | (82,158) |
| Mortgages and loans receivable | | |
| Advances | (24,186) | (30,994) |
| Repayments | 22,348 | 120,492 |
| Short-term investments | (25,108) | – |
| Proceeds from disposition of real estate investments | 80,518 | 84,065 |
| **Cash flow used in investing activities** | (202,217) | (312,139) |
| **Financing activities** | | |
| Mortgages payable | | |
| Borrowings | 297,680 | 332,331 |
| Repayments | (166,211) | (232,360) |
| Debentures payable | | |
| Borrowings | – | 123,495 |
| Repayments | – | (86,307) |
| Non-controlling interest | (52,800) | (2,200) |
| Issue of units | 220,875 | 118,218 |
| Units issued under distribution re-investment plan | 21,987 | 16,710 |
| Distributions paid | (190,318) | (169,647) |
| **Cash flow provided by financing activities** | 131,213 | 100,240 |
| **Increase (decrease) in cash and equivalents** | 126,867 | (7,170) |
| **Cash and equivalents, beginning of year** | 5,766 | 12,936 |
| **Cash and equivalents, end of year** | $ 132,633 | $ 5,766 |
| **Other cash flow information** | | |
| Acquisition of income properties through assumption of liabilities | $ 132,663 | $ 311,407 |
| Other non-cash items | $ (27,936) | $ (30,726) |
| Interest paid | $ 136,355 | $ 110,738 |
| Cash equivalents, end of year | $ 104,525 | $ – |

*The accompanying notes are an integral part of the financial statements*

*(tabular amounts in thousands, except per unit amounts)*
December 31, 2003

## 1. Significant accounting policies

**(a) Basis of accounting**

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

**(b) Principles of consolidation**

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Real estate investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

**(c) Real estate investments**

*(i) Income properties*

Pursuant to an accounting release dated September 12, 2003 by the Canadian Institute of Chartered Accountants ("CICA") an entity is required to account prospectively for operating leases in income property acquisitions. The release requires that the cost of income properties be allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of customer relationships, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. Prior to the application of this accounting release for income property acquisitions initiated on or after September 12, 2003, the cost of income property acquisitions was only allocated to land and buildings.

Deferred tangible leasing costs are comprised of tenant installation costs related to income properties, including a portion of estimated internal leasing costs associated with the rental of properties, and are deferred and amortized on a straight-line basis over the term of the respective lease.

Amortization on buildings is recorded on a 5% forty-year sinking fund basis. Under this method, amortization is charged to income at an amount that increases annually consisting of a fixed annual sum, together with a factor compounded at the rate of 5% per annum so as to fully amortize the buildings over a forty-year period.

Income properties are stated at the lower of cost less accumulated amortization and net recoverable amount. The net recoverable amount represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties, and is intended to determine recovery of an investment and is not an expression of a property's fair market value.

Maintenance and repairs costs are expensed against operations as incurred, while significant improvements, replacements and major renovations are capitalized to income properties.

*(ii) Properties under development*

Properties under development are stated at the lower of cost and net recoverable amount. Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

*(iii) Disposition of long-lived real estate investments*

The CICA's new accounting standard for disposal of long-lived assets and discontinued operations requires that such assets disposed of other than by sale should be classified and accounted for as held for use until the date of disposal or abandonment. In addition, the standard has broadened the definition of discontinued operations to include any disposals of an entire component of an entity, which comprises operations and cash flows that can be clearly distinguished. Assets not meeting the above two criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less costs to sell. When an asset has been reclassified as held for sale or as discontinued operations, the standard requires the cessation of amortization of the asset. This standard is prospective in application and is effective for disposals initiated on or after May 1, 2003.

**(d) Debt financing costs**

Costs and market interest rate adjustments related to debt financing are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

**(e) Cash and equivalents**

Cash and equivalents are comprised of cash and include short-term market investments with original maturities of three months or less.

**(f) Revenue recognition**

*(i) Rentals*

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

*(ii) Fee income*

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

**(g) Incentive unit option plan**

The Trust has a unit based compensation plan which is described in Note 11. No compensation expense is recognized for this plan when unit options are granted to trustees and employees. Any consideration paid by employees or trustees on the exercise of unit options is credited to unitholders' equity.

**(h) Financial instruments**

The Trust's rents, mortgages and loans receivable (excluding purchase options), cash and short-term investments and accounts payable and accrued liabilities (excluding deferred income) are carried at cost, which approximates their fair value. The fair values of other financial instruments are disclosed in Note 16 with fair value based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference payable or receivable on such transactions is recorded as an adjustment to the related interest cost.

The Trust does not acquire, hold, or issue derivative financial instruments for trading purposes.

## 2. Income properties

| | Cost | Accumulated Amortization | Net Carrying Amount 2003 |
|---|---|---|---|
| Land | $ 734,947 | $ – | $ 734,947 |
| Buildings | 2,710,407 | (89,868) | 2,620,539 |
| Deferred tangible leasing costs | 55,391 | (20,075) | 35,316 |
| Equity investments in income properties | 8,714 | – | 8,714 |
| | $3,509,459 | $ (109,943) | $3,399,516 |

| | Cost | Accumulated Amortization | Net Carrying Amount 2002 |
|---|---|---|---|
| Land | $ 660,703 | $ – | $ 660,703 |
| Buildings | 2,429,229 | (69,658) | 2,359,571 |
| Deferred tangible leasing costs | 49,474 | (17,812) | 31,662 |
| Equity investments in income properties | 25,248 | – | 25,248 |
| | $3,164,654 | $ (87,470) | $3,077,184 |

(i) In November 2003, the Trust completed the disposition of a non-retail income property (Note 1 (c)). At December 31, 2003 and 2002 summarized financial information relating to the discontinued operation is as follows:

| | 2003 | 2002 |
|---|---|---|
| Assets | $ 184 | $ 6,385 |
| Liabilities | 8 | 129 |
| Revenue | 205 | 314 |
| Operating costs | 404 | 191 |
| Amortization | 807 | 272 |
| Loss from real estate investments | 1,936 | – |
| Net loss | 2,942 | 81 |

(ii) Land and buildings include an income property under capital lease for which the Trust has exercised its option to purchase in 2013. The components are as follows: land – $4,010,000; building – $12,437,000; accumulated amortization – $34,000; and, included in mortgages payable is an obligation under capital lease of $10,524,000 (maturing in 2013, encompassing annual minimum lease payments of $750,000 for each of the next five years at an imputed interest rate of 5.75% per annum).

(iii) In September 2003 the non-controlling interest in an income property was redeemed for cash consideration of $52,800,000.

(iv) Rental revenue includes income from equity investments in income properties of $912,000 (2002 – $3,285,000).

## 3. Properties under development

Included in properties under development are carrying costs of $10,578,000 (2002 – $7,239,000). The costs to complete properties currently under development is estimated to be $56,000,000.

## 4. Capitalization of carrying costs

| | 2003 | 2002 |
|---|---|---|
| *Interest* | | |
| Interest expense | $ 137,779 | $ 116,344 |
| Capitalized to real estate investments | (9,216) | (6,513) |
| Net interest expense | $ 128,563 | $ 109,831 |
| *General and administrative* | | |
| General and administrative expense | $ 16,026 | $ 14,480 |
| Capitalized to real estate investments | (3,262) | (3,219) |
| Net general and administrative expense | $ 12,764 | $ 11,261 |

## 5. Mortgages and loans receivable

| | 2003 | 2002 |
|---|---|---|
| Mortgages and loans receivable from co-owners | $ 22,480 | $ 18,611 |
| Participating mortgages and loans receivable | 51,952 | 43,824 |
| Other mortgages and loans receivable | 6,861 | 10,260 |
| | $ 81,293 | $ 72,695 |

Mortgages and loans receivable from co-owners bear interest at rates varying from 6% to 11.50% per annum with a weighted average year end rate of 10.21% (2002 – 10.84%). The mortgages and loans receivable from co-owners have fixed maturity dates between 2004 and 2008. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 12% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). Participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of the acquisition by the Trust of its interest. The Trust has options to purchase (and the borrowers have options to require the Trust to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of the Trust's options to purchase the properties and from operating and capital transactions relating to the properties.

Other mortgages and loans receivable bear interest at rates varying from 5.50% to 8% per annum with a weighted average year end rate of 6.98% (2002 – 7.23%). Future repayments are due as follows:

| | |
|---|---|
| Year ending December 31, 2004 | $ 991 |
| 2005 | 3,598 |
| 2006 | 2,272 |
| Other mortgages and loans receivable | $ 6,861 |

## 6. Prepaid expenses and other assets

| | 2003 | 2002 |
|---|---|---|
| Operating expenses and property taxes | **$ 10,722** | $ 7,761 |
| Recoverable operating costs | **9,114** | 8,631 |
| Debt financing costs | **7,089** | 7,849 |
| Capital assets (net of accumulated amortization of $3,194) | **4,395** | 4,870 |
| Other | **3,514** | 953 |
| | **$ 34,834** | $ 30,064 |

## 7. Mortgages payable

Mortgages payable bear interest at rates ranging between 4.59% and 12.95% per annum with a weighted average year end rate of 7.15% (2002 – 7.30%) and mature between 2004 and 2023. Future repayments are due as follows:

| | |
|---|---|
| Year ending December 31, 2004 | **$ 105,082** |
| 2005 | **119,787** |
| 2006 | **118,667** |
| 2007 | **239,153** |
| 2008 | **198,492** |
| Thereafter | **939,250** |
| | **$1,720,431** |

At December 31, 2003 the Trust had revolving lines of credit totalling $102,500,000 (2002 – $120,000,000) with major Canadian financial institutions, against which $20,572,000 of letters of credit (2002 – $13,592,000) were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

## 8. Debentures payable

| | 2003 | 2002 |
|---|---|---|
| Series A senior unsecured, maturity of October 31, 2007, interest bearing at 7.07% per annum, payable semi-annually | **$ 13,693** | $ 13,693 |
| Series B senior unsecured, maturity of April 25, 2005, interest bearing at 6.75% per annum, payable semi-annually | **50,000** | 50,000 |
| Series C senior unsecured, maturity of January 18, 2006, interest bearing at 7.20% per annum, payable semi-annually | **125,000** | 125,000 |
| RealFund Series A senior unsecured, maturity of August 1, 2007, interest bearing at 7.05% per annum, payable semi-annually | **150,000** | 150,000 |
| | **$ 338,693** | $ 338,693 |

## 9. Accounts payable and accrued liabilities

| | 2003 | 2002 |
|---|---|---|
| Tenant installation and capital expenditures | $ **50,770** | $ 53,188 |
| Operating expenses | **37,619** | 38,815 |
| Deferred income | **25,165** | 21,696 |
| Accrued interest expense | **19,813** | 18,389 |
| Distributions payable to unitholders | **17,360** | 14,668 |
| | $ **150,727** | $ 146,756 |

## 10. Unitholders' equity

| | 2003 | 2002 |
|---|---|---|
| Units outstanding, beginning of year | **158,573** | 146,669 |
| Units issued | **19,477** | 11,904 |
| Units outstanding, end of year | **178,050** | 158,573 |

At December 31, 2003, there were 2,500,000 warrants outstanding. Each warrant expires on September 7, 2006 and entitles the holder to acquire one unit of the Trust at $11.02.

On April 17, 2003, the Trust issued 11,000,000 units for cash consideration of $140,250,000. Unit issue expenses were approximately $5,900,000.

On October 21, 2003, the Trust issued 5,000,000 units for cash consideration of $70,500,000. Unit issue expenses were approximately $1,500,000.

On May 1, 2002, the Trust issued 9,000,000 units for cash consideration of $108,900,000. Unit issue expenses were approximately $4,400,000.

During the year, 1,686,000 (2002 – 1,460,000) units were issued under the Trust's distribution re-investment and direct purchase plans for total cash consideration of $22,804,000 (2002 – $17,589,000).

During the year, 1,791,000 (2002 – 1,444,000) units were issued under the Trust's trustee and employee unit option plan for total cash consideration of $16,799,000 (2002 – $13,037,000).

## 11. Incentive unit option plan

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At December 31, 2003, 3,750,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years.

A summary of the status of the plan as at December 31, 2003 and 2002, and changes during the years ended on those dates are as follows:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| Options | Units | | Weighted Average Exercise Price | Units | | Weighted Average Exercise Price |
| Outstanding, beginning of year | 5,686 | $ | 10.26 | 5,851 | $ | 9.46 |
| Granted | 1,050 | $ | 13.24 | 1,350 | $ | 12.39 |
| Exercised | (1,791) | $ | 9.38 | (1,444) | $ | 9.04 |
| Forfeited | (36) | $ | 11.25 | (71) | $ | 9.60 |
| Outstanding, end of year | 4,909 | $ | 11.22 | 5,686 | $ | 10.26 |
| Options exercisable at year end | 2,803 | $ | 10.57 | 3,286 | $ | 9.87 |
| Weighted average fair value per unit of options granted during year | | $ | 0.71 | | $ | 0.55 |

The Trust applies the intrinsic value based method of accounting for stock-based compensation awards granted to trustees and employees. Accordingly, no compensation expense is recognized under the plan when unit options are granted. Had compensation cost for the Trust's plan been determined based on the fair value at the grant dates after January 1, 2002 for awards under the plan consistent with the fair value based method of accounting for stock-based compensation, the Trust's net earnings and earnings per unit amounts would have been reduced to the pro forma amounts indicated below:

| | | 2003 | 2002 |
|---|---|---|---|
| Net earnings | As reported | $ 182,416 | $ 172,208 |
| | Pro forma | $ 181,803 | $ 171,808 |
| Earnings per unit | As reported – basic | $ 1.08 | $ 1.11 |
| | As reported – diluted | $ 1.07 | $ 1.11 |
| | Pro forma – basic and diluted | $ 1.07 | $ 1.11 |

The pro forma compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 11.5% on the underlying units, a weighted average exercise price of $12.44, a weighted average distribution yield of approximately 8.9% and a weighted average risk free interest rate of approximately 5.7%.

The following unit options granted to employees and trustees were outstanding at the end of the year:

| Exercise Price ($) | Options Outstanding | Options Vested | Expiry Date |
|---|---|---|---|
| 9.625 | 200 | 200 | June 2, 2007 |
| 10.600 | 340 | 340 | January 12, 2008 |
| 10.500 | 318 | 318 | May 25, 2008 |
| 9.450 | 358 | 358 | May 31, 2009 |
| 9.500 | 10 | 10 | June 1, 2009 |
| 8.500 | 100 | 80 | January 7, 2010 |
| 8.800 | 112 | 90 | June 1, 2010 |
| 8.900 | 112 | 67 | October 4, 2010 |
| 9.250 | 500 | 300 | January 4, 2011 |
| 10.450 | 539 | 323 | May 30, 2011 |
| 12.070 | 500 | 200 | January 4, 2012 |
| 12.600 | 762 | 305 | May 30, 2012 |
| 12.250 | 20 | 4 | December 6, 2012 |
| 12.430 | 325 | 65 | January 1, 2013 |
| 12.450 | 25 | 5 | January 5, 2013 |
| 13.650 | 688 | 138 | June 2, 2013 |
| | 4,909 | 2,803 | |

On January 2, 2004, options to acquire 400,000 units of the Trust at a price of $15.20 per unit were granted. The options expire January 1, 2015.

## 12. Employee future benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $276,000 for the year ended December 31, 2003 (2002 – $233,000). The defined benefit pension plan benefits are based on the length of service and the final three to five years average salary, up to a stated maximum. A summary of the defined benefit pension plans for the year ended December 31, 2003 is as follows: ending balance of fair value of plan assets – $173,000 (2002 – $105,000); ending balance of accrued benefit liability – $820,000 (2002 – $527,000); and annual benefit expense $347,000 (2002 – $278,000).

## 13. Investment in co-ownerships

The Trust's share of the assets, liabilities, earnings and cash flows from co-ownership activities is summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Assets | $ 880,216 | $ 649,087 |
| Liabilities | 572,409 | 402,005 |
| Revenue | 113,184 | 66,490 |
| Expenses | 78,580 | 42,908 |
| Net earnings | 34,604 | 23,582 |
| Cash flow provided by operating activities | 34,445 | 25,396 |
| Cash flow provided by financing activities | 139,950 | 113,522 |
| Cash flow used in investing activities | (199,147) | (256,619) |

*Guarantees and contingencies (Note 19 (c))*

## 14. Distributions to unitholders

The Trust is governed by a Declaration of Trust ("Declaration") which requires it to distribute to unitholders 90% or more of its distributable income before distributable capital gains ("recurring distributable income" or "RDI") with the balance being retained by the Trust for use in its operations.

The Declaration requires RDI to be calculated generally as annual net earnings excluding gains and losses from real estate investments, amortization of buildings, provisions for impairment of real estate investments and other items that are not, in the view of the Trustees, proper determinants of the actual operating income of the Trust. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI may differ from other issuers' methods and accordingly RDI may not be comparable to measures used by other issuers.

RDI has been calculated in accordance with the Declaration, as follows:

| | 2003 | 2002 |
|---|---|---|
| **Net earnings** | $ 182,416 | $ 172,208 |
| Amortization | 29,859 | 24,794 |
| (Gain) loss from real estate investments | 1,581 | (7,786) |
| Recurring distributable income | 213,856 | 189,216 |
| Retention of recurring distributable income | (20,845) | (18,101) |
| **Distributions to unitholders** | $ 193,011 | $ 171,115 |
| *Per unit* | | |
| **Distributions to unitholders** | $ 1.140 | $ 1.105 |

## 15. Income taxes

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

The carrying value of the Trust's real estate at December 31, 2003 exceeds its tax basis by approximately $314,000,000.

## 16. Financial instruments

(i) Fair value of financial instruments

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Carrying Value** | **Fair Value** | Carrying Value | Fair Value |
| Mortgages payable | **$1,720,431** | **$ 1,871,387** | $ 1,407,374 | $ 1,487,197 |
| Debentures payable | **$ 338,693** | **$ 356,566** | $ 338,693 | $ 346,070 |

(ii) Risk management

**(a) Credit risk**

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on all new lessees, by ensuring that its tenant mix is diversified through a large tenant base and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

**(b) Interest rate risk**

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturities of its long term debt and by limiting the use of floating rate debt.

## 17. Gain from real estate investments

| | **2003** | 2002 |
|---|---|---|
| Gain on sale of real estate investments | **$ 354** | $ 11,506 |
| Provision for diminution in valuation of real estate investments | **–** | (3,720) |
| | **$ 354** | $ 7,786 |

## 18. Segmented disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

## 19. Commitments

**(a) Lease commitments**

The Trust is committed under long term operating leases with various expiry dates to 2029. Minimum annual rentals for the next five years are as follows:

| | |
|---|---|
| Year ending December 31, 2004 | $ 3,880 |
| 2005 | 4,178 |
| 2006 | 4,209 |
| 2007 | 4,193 |
| 2008 | 1,655 |

**(b) Future real estate purchase**

During 1999, the Trust acquired a 50% interest in a real estate investment and has committed to acquire the remaining 50% interest in January 2004 for a purchase price of $30,860,000, consisting of cash consideration of $9,210,000 and the assumption of a mortgage payable of $21,650,000.

**(c) Guarantees**

The Trust has provided guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2003 such guarantees amounted to $336,490,000, expire between 2004 and 2019, and $Nil has been provided for in these financial statements. The fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

## Senior management

**Edward Sonshine,** Q.C.
President and Chief Executive Officer

**Frederic A. Waks**
Senior Vice President and Chief Operating Officer

**Robert Wolf**
Vice President and Chief Financial Officer

**Michael Connolly**
Vice President, Construction

**Therese Cornelissen**
Vice President, Financial Reporting

**Danny Kissoon**
Vice President, Operations

**Donald MacKinnon**
Vice President, Real Estate Finance

**Katy Ritcey**
Vice President, Investments

**Jeff Ross**
Vice President, Leasing

## Board of trustees



DESIGNED AND PRODUCED BY SUTTON CIRIS COMMUNICATIONS PRINTED IN CANADA

## Head office

**RioCan Real Estate Investment Trust**
The Exchange Tower, Suite 700, P.O. Box 378,
130 King Street West, Toronto, Ontario M5X 1E2
Tel: 416-866-3033 or 1-800-465-2733
Fax: 416-866-3020
Website: www.riocan.com
E-mail: inquiries@riocan.com

## Unitholder and investor contacts

**Robert Wolf**
Vice President and Chief Financial Officer
Tel: 416-866-3198
E-mail: rwolf@riocan.com

**Maggie Sagadore**
Investor Relations Administrator
Tel: 416-866-3022
E-mail: msagadore@riocan.com

## Auditors

**Soberman LLP**

## Transfer agent and registrar

**CIBC Mellon Trust Company**
P.O. Box 7010, Adelaide Street Postal Station,
Toronto, Ontario M5C 2W9
Answerline at 1-800-387-0825 or 416-643-5500
Fax: 416-643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

## Unit listing

The units are listed on The Toronto Stock Exchange under the symbol REI.UN.

## Annual and special meeting

The 2003 annual and special unitholders' meeting of RioCan REIT will be held on June 2, 2004 at 4:00 p.m. in the Imperial Room of The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario. All unitholders are invited and encouraged to attend.

*On peut obtenir une version française du présent rapport annuel sur le site web de RioCan: www.riocan.com.*

*A French language version of this annual report is available on the RioCan Website: www.riocan.com*

RIO CAN

**RioCan Real Estate Investment Trust**

The Exchange Tower, Suite 700, P.O. Box 378, 130 King Street West, Toronto, Ontario M5X 1E2